                                                      Registration No. 333-43264


    As filed with the Securities and Exchange Commission on October 26, 2000

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM S-6
                        TO REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)
                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
         (Complete Address of Depositor's Principal Executive Offices)

                            Pauletta P. Cohn, Esq.
                            Deputy General Counsel
                        American General Life Companies
                              2929 Allen Parkway
                           Houston, Texas 77019-2191
               (Name and Complete Address of Agent for Service)

               Title and Amount of Securities Being Registered:
                 An Indefinite Amount of Units of Interest in
                    American General Life Insurance Company
                             Separate Account VL-R
                    Under Variable Life Insurance Policies

Securities Being Offered:  Flexible Premium Variable Life Insurance Policies

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                 RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                    (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                             CROSS REFERENCE SHEET


ITEM NO. OF FORM N-8B-2*                               PROSPECTUS CAPTION
-------------------------------------------------------------------------
1                                            Additional Information : Separate Account VL-R.
2                                            Additional Information: AGL.
3                                            Inapplicable.
4                                            Additional Information: Distribution of Policies.
5, 6                                         Additional Information: Separate Account VL-R.
7                                            Inapplicable.**
8                                            Inapplicable.**
9                                            Additional Information: Legal Matters.
10(a)                                        Additional Information: Your Beneficiary, Assigning
                                              Your Policy.
10(b)                                        Basic Questions You May Have: How will the value
                                              of my investment in a Policy change over time?
10(c)(d)                                     Basic Questions You May Have: How can I change
                                              my Policy's insurance coverage?  How can I access
                                              my investment in a Policy? Can I choose the form
                                              in which AGL pays out any proceeds from my
                                              Policy? Additional Information: Payment of Policy
                                              Proceeds.
10(e)                                        Basic Questions You May Have: Must I invest any
                                              minimum amount in a policy?
10(f)                                        Additional Information: Voting Privileges.
10(g)(1), 10(g)(4), 10(h)(3), 10(h)(2)       Basic Questions You May Have: To what extent will
                                              AGL vary the terms and conditions of the Policies
                                              in particular cases?  Additional Information: Voting
                                              Privileges; Additional Rights That We Have.
10(g)(3), 10(g)(4), 10(h)(3), 10(h)(4)       Inapplicable.**
10(i)                                        Additional Information: Separate Account VL-R; Tax
                                              Effects.
11                                           Basic Questions You May Have: How will the value
                                              of my investment in a Policy change over time?
                                             Additional Information: Separate Account VL-R.
12(a)                                        Additional Information: Separate Account VL-R;
                                              Front Cover.
12(b)                                        Inapplicable.**
12(c), 12(d)                                 Inapplicable.**
12(e)                                        Inapplicable, because the Separate Account did not
                                              commence operations until 1998.
13(a)                                        Basic Questions You May Have: What charges will
                                              AGL deduct from my investment in a Policy?  What
                                              charges and expenses will the Mutual Funds
                                              deduct from the amounts I invest through my
                                              Policy? Additional Information: More About
                                              Policy Charges.
13(b)                                        Illustrations of Hypothetical Policy Benefits.
13(c)                                        Inapplicable.**
13(d)                                        Basic Questions You May Have: To what extent will
                                              AGL vary the terms and conditions of the Policy in
                                              particular cases?
13(e), 13(f), 13(g)                          None.

14                                           Basic Questions You May Have: How can I invest
                                              money in a Policy?
15                                           Basic Questions You May Have: How can I invest
                                              money in a Policy? How do I communicate with AGL?
16                                           Basic Questions You May Have: How will the value
                                              of my investment in a Policy change over time?

ITEM NO.                                     ADDITIONAL INFORMATION
-------------------------------------------------------------------
17(a), 17(b)                                 Captions referenced under Items 10(c), 10(d), and
                                              10(e).
17(c)                                        Inapplicable.**
18(a)                                        Captions referred to under Item 16.
18(b), 18(d)                                 Inapplicable.**
18(c)                                        Additional Information: Separate Account VL-R.
19                                           Additional Information: Separate Account VL-R;
                                              Our Reports to Policy Owners.
20(a), 20(b), 20(c), 20(d), 20(e), 20(f)     Inapplicable.**
21(a), 21(b)                                 Basic Questions You May Have: How can I access
                                              my investment in a Policy? Additional Information:
                                              Payment of Policy Proceeds.
21(c)                                        Inapplicable.**
22                                           Additional Information: Payment of Policy Proceeds-
                                              Delay to Challenge Coverage.
23                                           Inapplicable.**
24                                           Basic Questions You May Have; Additional
                                              Information.
25                                           Additional Information: AGL.
26                                           Inapplicable, because the Separate Account did
                                              not commence operations until 1998.
27                                           Additional Information: AGL.
28                                           Additional Information: AGL's Management.
29                                           Additional Information: AGL.
30, 31, 32, 33, 34                           Inapplicable, because the Separate Account did not
                                              commence operations until 1998.
35                                           Inapplicable.**
36                                           Inapplicable.**
37                                           None.
38, 39                                       Additional Information: Distribution of the Policies.
40                                           Inapplicable, because the Separate Account did not
                                              commence operations until 1998.
41(a)                                        Additional Information: Distribution of the Policies.
41(b), 41(c)                                 Inapplicable**
41, 43                                       Inapplicable, because the Separate Account did not
                                              commence operations or issue any securities until
                                              1998.
44(a)(1), 44(a)(2), 44(a)(3)                 Basic Questions You May Have: How will the value
                                              of my investment in a Policy change over time?
44(a)(4)                                     Additional Information: Tax Effects--Our taxes.
44(a)(5), 44(a)(6)                           Basic Questions You May Have: What charges will
                                              AGL deduct from my investment in a Policy?
44(b)                                        Inapplicable.**
44(c)                                        Caption referenced in 13(d) above.

45                                           Inapplicable, because the Separate Account did not
                                              commence operations until 1998.
46(a)                                        Captions referenced in 44(a) above.
46(b)                                        Inapplicable.**
47, 48, 49                                   None.
50                                           Inapplicable.**
51                                           Inapplicable.**
52(a), 52(c)                                 Basic Questions You May Have: To what extent can
                                              AGL vary the terms and conditions of the Policy in
                                              particular cases?  Additional Information:
                                             Additional Rights That We Have.
52(b), 52(d)                                 None.
53(a)                                        Additional Information: Tax Effects--Our taxes.
53(b), 54                                    Inapplicable.**
55                                           Illustrations of Hypothetical Policy Benefits.
56-59                                        Inapplicable.**

* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                          PLATINUM INVESTOR /(SM)/ III
  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES (THE "POLICIES") ISSUED BY
                AMERICAN GENERAL LIFE INSURANCE COMPANY ("AGL")


HOME OFFICE                                                      SPRINGFIELD SERVICE CENTER
(Express Delivery)        (US Mail)                  (Express Delivery)                 (US Mail)
2727-A Allen Parkway      Variable Universal Life    #1 Franklin Square                 Variable Universal Life
Houston, Texas 7019-2191  Administration             Springfield, Illinois 62713-0001   Administration
PHONE:  1-888-325-9315    P.O. Box 4880              PHONE:  1-888-325-9315             P.O. Box 19520
or  1-713-831-3443        Houston, Texas 77210-4880      or    1-800-528-2011           Springfield, Illinois 62794-9520
HEARING                                              HEARING
IMPAIRED  1-888-436-5258                             IMPAIRED  1-217-528-3158
FAX:  1-877-445-3098                                 FAX:  1-217-528-2404

This booklet is called the "prospectus."

     Investment options. The AGL declared fixed interest account is the fixed investment option for this Policy. You can also use AGL's Separate Account VL-R ("Separate Account") to invest in the following variable investment options. You may change your selections from time to time:

                               FUND                              INVESTMENT ADVISER                    INVESTMENT OPTION
            ------------------------------------------   -----------------------------------   ----------------------------------
 .           AIM Variable Insurance Funds..............   AIM Advisors, Inc..................   AIM V.I. International Equity Fund
                                                                                               AIM V.I. Value Fund
 .           American Century Variable Portfolios, Inc.   American Century Investment........   VP Value Fund
                                                          Management, Inc.
 .           Ayco Series Trust.........................   Ayco Asset Management..............   Ayco Large Cap Growth Fund I
 .           Dreyfus Investment Portfolios.............   The Dreyfus Corporation............   MidCap Stock Portfolio
 .           Dreyfus Variable Investment Fund..........   The Dreyfus Corporation............   Quality Bond Portfolio
                                                                                               Small Cap Portfolio
 .           Fidelity Variable Insurance Products Fund.   Fidelity Management & Research.....   VIP Equity-Income Portfolio
                                                          Company                              VIP Growth Portfolio
                                                                                               VIP Asset Manager Portfolio
                                                                                               VIP Contrafund Portfolio
 .           Janus Aspen Series - Service Shares.......   Janus Capital......................   International Growth Portfolio
                                                                                               Worldwide Growth Portfolio
                                                                                               Aggressive Growth Portfolio
 .           J. P. Morgan Series Trust II..............   J. P. Morgan Investment Management.   J. P. Morgan Small Company
                                                          Inc.                                  Portfolio
 .           MFS Variable Insurance Trust..............   Massachusetts Financial Services...   MFS Emerging Growth Series
                                                          Company                              MFS Research Series
                                                                                               MFS Capital Opportunities Series
                                                                                               MFS New Discovery Series
 .           Neuberger Berman Advisers Management
             Trust....................................   Neuberger Berman Management Inc. ..   Mid-Cap Growth Portfolio
 .           North American Funds Variable Product
             Series I.................................   American General Advisers..........   International Equities Fund
                                                                                               MidCap Index Fund
                                                                                               Money Market Fund
                                                                                               Nasdaq-100 Index Fund
                                                                                               Stock Index Fund
                                                                                               Small Cap Index Fund
                                                                                               Science & Technology Fund
 .           PIMCO Variable Insurance Trust............   Pacific Investment Management......   PIMCO Short-Term Bond Portfolio
                                                          Company                              PIMCO Real Return Bond Portfolio
                                                                                               PIMCO Total Return Bond Portfolio
 .           Putnam Variable Trust - Class IB Shares...   Putnam Investment Management, Inc..   Putnam VT Diversified Income Fund
                                                                                               Putnam VT Growth and Income Fund
                                                                                               Putnam VT International Growth and
                                                                                                Income Fund
 .           SAFECO Resource Series Trust..............   SAFECO Asset Management............   Equity Portfolio
                                                          Company                              Growth Opportunities Portfolio
 .           The Universal Institutional Funds, Inc....   Morgan Stanley Asset Management....   Equity Growth Portfolio
                                                         Miller, Anderson & Sherrerd, LLP...   High Yield Portfolio
 .           Vanguard Variable Insurance Fund..........   Wellington Management Company, LLP.   High Yield Bond Portfolio
                                                         The Vanguard Group.................   REIT Index Portfolio
 .           Van Kampen Life Investment Trust..........   Van Kampen Asset Management Inc....   Strategic Stock Portfolio
 .           Warburg Pincus Trust......................   Credit Suisse Asset Management, LLC   Small Company Growth Portfolio

     SEPARATE PROSPECTUSES CONTAIN MORE INFORMATION ABOUT THE MUTUAL FUNDS ("FUNDS" OR "MUTUAL FUNDS") IN WHICH WE INVEST THE AMOUNTS THAT YOU ALLOCATE TO ANY OF THE ABOVE-LISTED INVESTMENT OPTIONS (OTHER THAN OUR DECLARED FIXED INTEREST ACCOUNT OPTION). THE FORMAL NAME OF EACH SUCH FUND IS SET FORTH IN THE CHART THAT APPEARS ON PAGE 1. YOUR INVESTMENT RESULTS IN ANY SUCH OPTION WILL DEPEND ON THOSE OF THE RELATED FUND. YOU SHOULD BE SURE YOU ALSO READ THE PROSPECTUS OF THE MUTUAL FUND FOR ANY SUCH INVESTMENT OPTION YOU MAY BE INTERESTED IN. YOU CAN REQUEST FREE COPIES OF ANY OR ALL OF THE MUTUAL FUND PROSPECTUSES FROM YOUR AGL REPRESENTATIVE OR FROM US AT EITHER OUR HOME OFFICE OR SPRINGFIELD SERVICE CENTER LISTED ON PAGE 1.

     Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund you the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Home Office or Springfield Service Center address shown on the first page of this prospectus or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

     Charges and expenses. We deduct charges and expenses, including charges for any additional benefit riders you choose, from the amounts you invest in the Policy. These are described beginning on page 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT AVAILABLE IN ALL STATES.

     THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL INVESTED.


                   THIS PROSPECTUS IS DATED NOVEMBER 1, 2000

                            GUIDE TO THIS PROSPECTUS

     This prospectus contains information that you should know before you purchase a Platinum Investor/(SM)/III variable life Policy ("Policy") or exercise any of your rights or privileges under a Policy. Please read this prospectus carefully and keep it for future reference.

     Basic Information. Here are the page numbers in this prospectus where you may find answers to most of your questions:

                                                                     PAGE TO SEE IN
BASIC QUESTIONS YOU MAY HAVE                                         THIS PROSPECTUS
----------------------------                                         ---------------
 .  What are the Policies?.................................................   4
 .  How can I invest money in a Policy?....................................   5
 .  How will the value of my investment in a Policy change over time?......   6
 .  What charges will AGL deduct from my investment in a Policy?...........   7
 .  What charges and expenses will the Mutual Funds deduct from
      amounts I invest through my Policy?.................................   10
 .  What is the amount of insurance ("death benefit")
      that AGL pays when the insured person dies?.........................   15
 .  Must I invest any minimum amount in a Policy?..........................   17
 .  How can I change my Policy's investment options?.......................   19
 .  How can I change my Policy's insurance coverage?.......................   19
 .  What additional rider benefits might I select?.........................   21
 .  How can I access my investment in a Policy?............................   23
 .  Can I choose the form in which AGL pays
      out proceeds from my Policy?........................................   25
 .  To what extent can AGL vary the terms and conditions of the Policy
      in particular cases?................................................   26
 .  How will my Policy be treated for income tax purposes?.................   27
 .  How do I communicate with AGL?.........................................   27

     Investment Option currently not available. The Ayco Large Cap Growth Fund I, although we disclose certain information about this fund, is currently not available as an investment option. This is a fund which is currently in registration with the SEC. The fund's investment advisor anticipates that this fund will be effective with the SEC and available for investment under the Policy on or about November 15, 2000. We will give you written notice when this fund becomes available.

     Financial statements. We have included certain financial statements of AGL. These begin on page Q-1.

     Special words and phrases. The Index of Words and Phrases that appears at the back of this prospectus will tell you on what page you can read more information about many of the words and phrases that we use.

BASIC QUESTIONS YOU MAY HAVE

WHAT ARE THE POLICIES?

     Summary. This prospectus describes Platinum Investor III flexible premium variable life insurance Policies issued by AGL. Platinum Investor III Policies provide life insurance coverage with flexibility in death benefits, premium payments and investment options. Platinum Investor III pays a death benefit to a beneficiary you designate when the insured person dies. You choose one of two death benefit options.

     We apply your net premiums to your Policy. You may invest your premiums in our declared fixed interest account or in one or more of the variable investment options, or both. The value of your investment in a variable investment option depends on the investment results of the related Mutual Fund. We do not guarantee any minimum cash value for amounts allocated to the variable investment options. If the Fund investments go down, the value of a Policy can decline. The value of our declared fixed interest account will depend on the interest rates that we declare.

     Other choices you have. During the insured person's lifetime, you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, and (4) choose whether your accumulation value under your Policy, upon the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary.

     Home Office and Springfield Service Center. The Home Office provides service to applicants and Policy owners whose AGL representative is associated with any broker-dealer except Franklin Financial Services Corporation ("FFSC"). The Springfield Service Center services the needs of applicants and Policy owners whose AGL representative is associated with the FFSC broker-dealer. Your AGL representative will tell you if you should use the Home Office or Springfield Service Center addresses. All premium payments, requests, directions and other communications should be directed to the appropriate location. See "How do I communicate with AGL?" on page 27. Also see "Services Agreements" on page 57. This booklet is called the "prospectus."

     Illustrations of a hypothetical Policy. Starting on page 29, we have included some examples of how the values of a sample Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your AGL representative will also provide you with a similar sample illustration that is more tailored to your own circumstances and wishes.

     Additional information. You may find the answers to any other questions you have under "Additional Information" beginning on page 33 or in the Policy. A table of contents for the "Additional Information" portion of this prospectus also appears on page 33. You can obtain copies of the Policy from (and direct any other questions to) your AGL representative or our Home Office

(shown on the first page of this prospectus). You should contact the Springfield Service Center if we requested that you do so (also shown on the first page).

HOW CAN I INVEST MONEY IN A POLICY?

     Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. We can refuse to accept a subsequent premium payment that is less than $50. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your right to return expires, as discussed on page 2, will be allocated upon receipt to the available investment options you have chosen.

     Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "How will my Policy be treated for income tax purposes?" beginning on page 27 and "Tax Effects" beginning on page 34. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

     Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value.
In such case, we may refuse to accept an additional premium if the insured person does not provide us with adequate evidence that they continue to meet our requirements for issuing insurance.

     Checks and money orders. You may pay premiums by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to our Home Address or Springfield Service Center at the appropriate address shown on the front cover of this prospectus. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your AGL representative, from our Home Office or from our Springfield Service Center.

     We have a premium financing program available for certain qualified applicants. If you intend to make an initial premium payment of at least $50,000 and you have a net worth of at least $3,000,000, you may qualify under this program. For more information, you may contact your registered representative or our Home Office at 1-800-677-3311.

     Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.

     Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other variable investment options that you choose. You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually. We make the transfers as of the end of the valuation period that contains the day of the month that you select other than the 29th, 30th or 31st day of the month. (The term "valuation period" is described on page 43.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the money market investment option becomes exhausted. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. We do not charge you for using this service.

     Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. The date automatic rebalancing occurs will be based on the date of issue of your Policy. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. We do not charge you for using this service.

HOW WILL THE VALUE OF MY INVESTMENT IN A POLICY CHANGE OVER TIME?

     Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 7 under "Premium tax charge" (or "Tax charge back" if you are a resident of Oregon when you purchase your Policy) and "Other deductions from each premium payment." We invest the rest in one or more of the investment options listed in the chart on the first page of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

     Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Mutual Fund. Over time, your accumulation value in any such investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will also be reduced by certain charges that we deduct. We describe these charges beginning on page 7 under "What charges will AGL deduct from my investment in a Policy?"

     You can review other important information about the Mutual Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative, from our Home Office or from the Springfield Service Center if such Center provides your customer service (both locations are shown on the first page of this prospectus).

     We invest any accumulation value you have allocated to our declared fixed interest account option as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an effective annual rate of at least 4%. Although this interest increases the amount of any accumulation value that you have in our declared fixed interest account option, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 10. The "daily charge" described on page 8 and the charges and expenses of the Mutual Funds discussed on pages 11 - 14 do not apply to our declared fixed interest account option.

     Policies are "non-participating." You will not be entitled to any dividends from AGL.

WHAT CHARGES WILL AGL DEDUCT FROM MY INVESTMENT IN A POLICY?

     Premium tax charge. Unless your Policy was issued in Oregon, we deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range from .75% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return.

     Tax charge back. If you are a resident of Oregon at the time you purchase a Policy, there is no premium tax charge. Instead, we will deduct from each premium a tax charge back that is permissible under Oregon Law. If you later move from Oregon to a state that has a premium tax, we will not charge you a premium tax. We deduct the tax charge back from each premium you pay, regardless of the state in which you reside at the time you pay the premium.
The current tax charge back is 2% of each premium. We may change the tax charge back amount but any change will only apply to new Policies we issue. We use the charge partly to offset our obligation to pay premium taxes on the same Policy if you move to another state. We also use the charge to pay for the cost of additional administrative services we provide under these Policies.

     Other deductions from each premium payment. After we deduct premium tax (or a tax charge back if we issued your Policy in Oregon) from your premium payment, we will deduct 5.0% from the remainder of all premiums received. We may increase this charge but it will never exceed

7.5%. Your Policy refers to this deduction as a Premium Expense Charge. We use this charge to cover sales expenses, including commission.

     Daily charge. We will deduct a daily charge at an annual effective rate of .70% of your accumulation value that is then being invested in any of the variable investment options. After a Policy has been in effect for 10 years, however, we will reduce this rate to an annual effective rate of .45%, and after 20 years, to an annual effective rate of .10%. We guarantee these rate reductions. Since the Policies were first offered only in the year 2000, the reduction has not yet taken effect under any outstanding Policies. We apply this charge to pay for our mortality and expense risks.

     Flat monthly charge. We will deduct $6 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $6. The flat monthly charge is the Monthly Administration Fee shown on page 3A of your Policy. We use this charge to pay for the cost of administrative services we provide under the Policies.

     Monthly charge per $1,000 of specified amount. We deduct a charge monthly from your accumulation value for the first 7 Policy years. This monthly charge also applies to the amount of any increase in base coverage during the 7 Policy years following the increase. This charge varies according to the amount of base coverage and the age, gender and premium class of the insured person. The dollar amount of this charge changes with each change in your Policy's base coverage. (We describe your specified amount under "Your specified amount of insurance" on page 15.) This charge is a maximum of $1.46 for each $1000 of the base coverage portion of the specified amount. The initial amount of this charge is shown on page 3A of your Policy and is called "Monthly Expense Charge for First Seven Years." Page 4 of your Policy contains a table of the guaranteed rates for this charge. We use this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

     Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the insured person died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies:

     .    greater amounts at risk result in a higher monthly insurance charge;
          and

     . higher cost of insurance rates also result in a higher monthly insurance charge.

     Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower than the guaranteed maximum rates for insured persons in most age and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

     In general the longer you own your Policy, the higher the cost of insurance rate will be as the insured person grows older. Also our cost of insurance rates will generally be lower if the insured person is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users than tobacco users. On the other hand, insured persons who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policies.

     Finally, our current cost of insurance rates for the same insured person differ depending on the specified amount in force on the day the charge is deducted. We have different rates we apply for specified amounts that range from $50,000 to $99,999, $100,000 to $999,999 and $1,000,000 or more. Rates are highest for the first range of $50,000 to $99,999, lower for the second range of $100,000 to $999,999 and lower still for the third range of $1,000,000 or more. This means, for instance, that if your specified amount for any reason increases from the first range to the second or third range, or from the second range to the third range, your subsequent cost of insurance rates will be lower under your Policy than they would be before the increase. The reverse is also true. Our cost of insurance rates are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

     We use this charge to fund the death benefits we pay under the Policies.

     Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select additional benefit riders. The charges for any rider you select will vary by Policy within a range based on either your personal characteristics or the specific coverage you choose under the rider. The riders we offer are accidental death benefit rider, children's insurance benefit rider, maturity extension rider, return of premium death benefit rider, spouse term rider, terminal illness rider and waiver of monthly deduction rider. The riders are described beginning on page 21, under "What additional rider benefits might I select?" The specific charge for any riders you choose is shown on page 3 of your Policy. We use these charges to pay for the benefits under the riders and to help offset the risks we assume.

     Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 10 Policy years (and for a maximum of the first 10 Policy years after any increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount.

     The amount of the surrender charge depends on the age and other insurance characteristics of the insured person. Your Policy's surrender charge will be found in the table beginning on page 27 of the Policy. It may initially be as high as $49.00 per $1,000 of base coverage or as low as $3.00 per $1,000 of base coverage (or any increase in the base amount).

     We are permitted to not charge some or all of the surrender charges under certain limited circumstances, according to the terms of a Policy endorsement.

     We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base coverage that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" beginning on page 23 and "Change of death benefit option" beginning on page 20. For those Policies that lapse in the first 10 Policy years, we use this charge to help recover sales expenses.

     Partial surrender fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. We use this charge to help pay for the expense of making a partial surrender.

     Transfer fee. We may charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. We do not currently assess this charge but reserve the right to do so in the future. This charge will be deducted from the investment options in the same ratio as the requested transfer. We use this charge to help pay for the expense of making the requested transfer.

     Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

     For a further discussion regarding the charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 42.

     Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

WHAT CHARGES AND EXPENSES WILL THE MUTUAL FUNDS DEDUCT FROM AMOUNTS I INVEST THROUGH MY POLICY?

     Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce indirectly the return you will earn on any accumulation value that you have invested in that Fund. The charges and expenses that we show in the following table are for each Fund's most recent fiscal year ended, unless we indicate otherwise:

THE MUTUAL FUNDS' ANNUAL EXPENSES/1/  (as a percentage of average net assets)

                                                FUND                       OTHER FUND           TOTAL FUND
                                             MANAGEMENT                    OPERATING            OPERATING
                                            FEES (AFTER                 EXPENSES (AFTER      EXPENSES (AFTER
                                              EXPENSE         12B-1         EXPENSE              EXPENSE
             NAME OF FUND                REIMBURSEMENT)/3/     FEES    REIMBURSEMENT)/3/    REIMBURSEMENT)/3/
--------------------------------------   ------------------   ------   ------------------   ------------------
AIM VARIABLE INSURANCE FUNDS:/1/

AIM V.I. International Equity Fund            0.75%                         0.22%                0.97%

AIM V.I. Value Fund                           0.61%                         0.15%                0.76%

AMERICAN CENTURY VARIABLE
PORTFOLIOS, INC.:/1/

VP Value Fund                                 1.00%                         0.00%                1.00%

AYCO SERIES TRUST:/1, 2/

Ayco Large Cap Growth Fund I                  0.00%                         1.00%                1.00%

DREYFUS INVESTMENT PORTFOLIOS:/1/

MidCap Stock Portfolio/3/                     0.75%                         0.22%                0.97%

DREYFUS VARIABLE INVESTMENT
FUND:/1/

Quality Bond Portfolio                        0.65%                         0.09%                0.74%

Small Cap Portfolio                           0.75%                         0.03%                0.78%

FIDELITY VARIABLE INSURANCE
PRODUCTS FUND:/1, 4/

VIP Equity-Income Portfolio                   0.48%            0.25%        0.10%                0.83%

VIP Growth Portfolio                          0.58%            0.25%        0.10%                0.93%

VIP Asset Manager Portfolio                   0.53%            0.25%        0.11%                0.89%

VIP Contrafund Portfolio                      0.58%            0.25%        0.12%                0.95%

JANUS ASPEN SERIES - SERVICE
SHARES:/5/

International Growth Portfolio                0.65%            0.25%        0.11%                1.01%

Worldwide Growth Portfolio                    0.65%            0.25%        0.05%                0.95%

Aggressive Growth Portfolio                   0.65%            0.25%        0.02%                0.92%

J. P. MORGAN SERIES TRUST II:/1/

J. P. Morgan Small Company                    0.60%                         0.55%                1.15%
Portfolio/3/

                                                FUND                       OTHER FUND           TOTAL FUND
                                             MANAGEMENT                    OPERATING            OPERATING
                                            FEES (AFTER                 EXPENSES (AFTER      EXPENSES (AFTER
                                              EXPENSE         12B-1         EXPENSE              EXPENSE
             NAME OF FUND                REIMBURSEMENT)/3/     FEES    REIMBURSEMENT)/3/    REIMBURSEMENT)/3/
--------------------------------------   ------------------   ------   ------------------   ------------------
MFS VARIABLE INSURANCE TRUST:/1/

MFS Emerging Growth Series /3/                0.74%                         0.09%                0.83%

MFS Research Series /3/                       0.74%                         0.11%                0.85%

MFS Capital Opportunities Series/3/           0.74%                         0.16%                0.90%

MFS New Discovery Series/3/                   0.88%                         0.17%                1.05%

NEUBERGER BERMAN ADVISERS
MANAGEMENT TRUST:/1/

Mid-Cap Growth Portfolio/3/                   0.85%                         0.15%                1.00%

NORTH AMERICAN FUNDS VARIABLE
PRODUCT SERIES I:/1/

International Equities Fund                   0.35%                         0.08%                0.43%

MidCap Index Fund                             0.31%                         0.07%                0.38%

Money Market Fund                             0.50%                         0.07%                0.57%

Nasdaq-100 Index Fund /6/                     0.40%                         0.10%                0.50%

Stock Index Fund                              0.26%                         0.06%                0.32%

Small Cap Index Fund                          0.35%                         0.04%                0.39%

Science & Technology Fund                     0.90%                         0.05%                0.95%

PIMCO VARIABLE INSURANCE
TRUST:/1/

PIMCO Short-Term Bond Portfolio/3/            0.25%                         0.35%                0.60%

PIMCO Real Return Bond Portfolio/3/           0.25%                         0.40%                0.65%

PIMCO Total Return Bond                       0.25%                         0.40%                0.65%
Portfolio/3/

                                                FUND                       OTHER FUND           TOTAL FUND
                                             MANAGEMENT                    OPERATING            OPERATING
                                            FEES (AFTER                 EXPENSES (AFTER      EXPENSES (AFTER
                                              EXPENSE         12B-1         EXPENSE              EXPENSE
             NAME OF FUND                REIMBURSEMENT)/3/     FEES    REIMBURSEMENT)/3/    REIMBURSEMENT)/3/
--------------------------------------   ------------------   ------   ------------------   ------------------
PUTNAM VARIABLE TRUST - CLASS IB
SHARES:/7/

Putnam VT Diversified Income Fund            0.68%             0.15%       0.10%                0.93%

Putnam VT Growth and Income                  0.46%             0.15%       0.04%                0.65%
Fund

Putnam VT International Growth               0.80%             0.15%       0.18%                1.13%
and Income Fund

SAFECO RESOURCE SERIES TRUST:/1/

Equity Portfolio                             0.74%                         0.02%                0.76%

Growth Opportunities Portfolio               0.74%                         0.04%                0.78%

THE UNIVERSAL INSTITUTIONAL FUNDS,
INC.:/1/

Equity Growth Portfolio/3/                   0.29%                         0.56%                0.85%

High Yield Portfolio/3/                      0.19%                         0.61%                0.80%

VANGUARD VARIABLE INSURANCE
FUND:

High Yield Bond Portfolio                    0.26%                         0.03%                0.29%

REIT Index Portfolio                         0.15%                         0.12%                0.27%

VAN KAMPEN LIFE INVESTMENT
TRUST:/1/

Strategic Stock Portfolio/3/                 0.24%                         0.41%                0.65%

WARBURG PINCUS TRUST:/1/

Small Company Growth Portfolio               0.90%                         0.24%                1.14%
-----------------------------------------------------------------------------------------------------------------------

/1/ Most of the Mutual Funds' advisers or administrators have entered into arrangements under which they pay certain amounts to AGL for services such as proxy mailing and tabulation, mailing of fund related information and responding to Policy owners' inquiries about the Funds. PIMCO Variable Insurance Trust has entered into such an arrangement directly with us. The fees shown above for Total Fund Operating Expenses are unaffected by these arrangements. To the extent we receive these fees, we do not lower the Policy fees we charge you. We do not generate a profit from these fees, but only offset the cost of the services. (See "Certain Arrangements" on page 43 and "Services Agreements" on page 57.)
/2/Fees and charges for Ayco Series Trust are for fiscal year 2000 and are the fees and charges that the trust anticipates it will charge when this fund becomes available. We will give you written notice of any changes to this footnote when this fund becomes available under the Policy.


                                                 (Footnotes continue on page 14)

/3/For the Funds indicated, management fees and other expenses as shown for fiscal year 1999 would have been the percentages shown below without certain voluntary expense reimbursements from the investment adviser. Current and future fees and expenses may vary from the fiscal year 1999 fees and expenses.

                                             MANAGEMENT      OTHER          TOTAL
                                                FEES       EXPENSES    ANNUAL EXPENSES
                                             -----------   ---------   ----------------
DREYFUS INVESTMENT PORTFOLIOS
     MidCap Stock Portfolio                     0.75%       0.71%           1.46%

J.P. MORGAN SERIES TRUST II
     J.P. Morgan Small Company Portfolio        0.60%       1.97%           2.57%

MFS VARIABLE INSURANCE TRUST
     MFS Emerging Growth Series                 0.75%       0.09%           0.84%
     MFS Research Series                        0.75%       0.11%           0.86%
     MFS Capital Opportunities Series           0.75%       0.27%           1.02%
     MFS New Discovery Series                   0.90%       1.59%           2.49%

NEUBERGER BERMAN ADVISERS MANAGEMENT
TRUST
     Mid-Cap Growth Portfolio                   0.85%       0.23%           1.08%

PIMCO VARIABLE INSURANCE TRUST
     PIMCO Short-Term Bond Portfolio            0.25%       1.17%           1.42%
     PIMCO Real Return Bond Portfolio           0.25%       0.67%           0.92%
     PIMCO Total Return Bond Portfolio          0.25%       0.44%           0.69%

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
     Equity Growth Portfolio                    0.55%       0.56%           1.11%
     High Yield Portfolio                       0.50%       0.61%           1.11%
VAN KAMPEN LIFE INVESTMENT TRUST
     Strategic Stock Portfolio                  0.50%       0.41%           0.91%

No other Funds received any such reimbursements.
/4/The prospectuses for Fidelity Variable Insurance Products Fund under "Fund Distribution" discuss this 12b-1 fee.
/5/Expenses are based on the estimated expenses that the new Service Shares class of each Portfolio expects to incur in its initial fiscal year. The prospectus for Janus Aspen Series under "Fees and Expenses" discusses the 12b-1 fee.
/6/Fees and charges for the Nasdaq-100 Index Fund are estimated for the current fiscal year.
/7/The prospectus for Putnam Variable Trust - Class IB Shares under "Distribution plan" discusses this 12b-1 fee.

WHAT IS THE AMOUNT OF INSURANCE ("DEATH BENEFIT") THAT AGL PAYS WHEN THE INSURED PERSON DIES?

     Your specified amount of insurance. In your application to buy a Platinum Investor III Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. Base coverage must be at least 10% of the specified amount. We also provide a guarantee of a death benefit equal to the specified amount (less any indebtedness) and any benefit riders. We refer to this guarantee in both your Policy and this prospectus as the "guarantee period" benefit. We provide more information about the specified amount and the guarantee period benefit beginning on page 45 under "More About the Death Benefit" and under "Monthly guarantee premiums," beginning on page 17. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

     Your death benefit. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. You also choose whether the death benefit we will pay is

     . Option 1--The specified amount on the date of the insured person's death; or

     . Option 2--The specified amount on the date of the insured person's death plus the Policy's accumulation value as of the date of death.

     Under Option 2, your death benefit will tend to be higher than under Option
1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will tend to be higher under Option 1 than under Option 2.

     Any premiums we receive after the insured person's death will be returned and not included in your accumulation value.

     We may pay a larger death benefit depending on the amount of the accumulation value on the date of death, as explained below.

     Federal tax law requires a minimum death benefit in relation to accumulation value for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash
value accumulation test."   You must elect one of these tests at issue, and,
once elected, the choice may not be changed. Factors you should consider in making this choice are discussed below.

     The "guideline premium test" limits the amount of premiums paid under a Policy at any time to a certain amount which depends on the size of the Policy and the age and gender of the insured person. Therefore, the maximum premiums you can pay are generally more limited under this test than under the cash value accumulation test.

     The other major difference between the two tax tests involves the Policy's "alternative death benefit." The alternative death benefit is calculated as shown in the tables that follow. During any time when the alternative death benefit works out to be more than the Option 1 or Option 2 death benefit you have chosen, we would automatically deem the death benefit to be such higher amount.

     As illustrated in the tables below, choosing the cash value accumulation test for tax law compliance generally makes it more likely that an alternative minimum death benefit will apply. Therefore, if you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the alternative death benefit may cause your Policy's death benefit to be higher if you choose that test than if you choose the guideline premium test. To the extent that the alternative death benefit does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also tend to be higher. (This compensates us for the additional risk that we might have to pay the higher alternative death benefit.)

     If you have selected the guideline premium test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by the following percentages:


         SPECIMEN ALTERNATIVE DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                  OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                      SELECT THE GUIDELINE PREMIUM TEST)


INSURED
PERSON'S
AGE*           40     45     50     55     60     65     70     75    100

   %          250%   215%   185%   150%   130%   120%   115%   105%   100%


* Nearest birthday at the beginning of the Policy year in which the insured person dies.

     If you have selected the cash value accumulation test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by a percentage that will be set forth on page 25 of your Policy. The percentage varies based on the insurance characteristics of the insured person. Below is an example of applicable alternative death benefit percentages for the cash value accumulation test. The example is for a male non-tobacco user preferred premium class and issue age 55.

         SPECIMEN ALTERNATIVE DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                  OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                   SELECT THE CASH VALUE ACCUMULATION TEST)


POLICY
YEAR          1      2      3      5     10     20     30     40     45

  %         218%   212%   207%   196%   173%   142%   127%   112%   104%

Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

MUST I INVEST ANY MINIMUM AMOUNT IN A POLICY?

          Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that the guarantee period benefit (described under "Monthly guarantee premiums" on page
17) remains in effect ("Cash surrender value" is explained under "Full surrender" on page 23.) The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero, as a result of the deductions we periodically make from your accumulation value.

          Policy lapse and reinstatement. If your Policy's cash surrender value (the Policy's accumulation value less Policy loans and loan interest during the first 5 Policy years) falls to an amount insufficient to cover the monthly charges, we will notify you and give you a grace period to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. Also, you will have to pay at least the amount of premium that we estimate will keep your Policy in force for two months, as well as pay or reinstate any indebtedness. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

          Monthly guarantee premiums. Page 3 of your Policy will specify a "Monthly Guarantee Premium." If you pay these guarantee premiums, we will provide at least an Option 1 death benefit, even if your policy's cash surrender value has declined to zero.

          We call this our "guarantee period" benefit and here are its terms and conditions. On the first day of each Policy month that the cash surrender value is not sufficient to pay the monthly deduction, we check to see if the cumulative amount of premiums paid under the Policy, less any Policy loans, is at least equal to the sum of the monthly guarantee premiums plus any partial surrenders for all Policy months to date, including the Policy month then starting. (Policy months are measured from the "Date of Issue" that will also be shown on page 3 of your Policy.) So long as at least this amount of premium payments has been paid by the beginning of that Policy month, the Policy will not enter a grace period or terminate (i.e., lapse) because of insufficient cash surrender value. The more supplemental coverage you choose the higher will be your monthly guarantee premiums.

          The length of time you are covered by the guarantee period benefit varies on account of two things:

          . the insured person's age at the Policy's date of issue; and

          . the amounts of base coverage and supplemental coverage you have chosen.

          The maximum duration for the guarantee period - 10 years - happens in the event you have chosen 100% base coverage and the insured person is no older than age 50 at the Policy's date of issue. We reduce the maximum time for the guarantee period by one year for each year the insured person is older than age 50 at the date of issue. The reductions stop after the insured person is age 55 or older at the date of issue. This means, for instance, that you will have a guarantee period of 5 years if you choose 100% base coverage and the insured person is age 55 at the Policy's date of issue.

          The least amount of time for the guarantee period to be in effect -
3 years - happens in the event you have chosen the maximum permitted 90% of supplemental coverage and the insured person is older than age 50 at the date of issue.

          Your sales representative will help you determine the exact duration of the guarantee period benefit when you apply for a Policy.

          Also, whenever you increase or decrease your specified amount, we calculate a new monthly guarantee premium, so the amount you must pay to keep the guarantee period benefit in force will increase or decrease depending on whether you increase or decrease your specified amount. If you add or increase a benefit rider, your monthly guarantee premium will increase. If you remove or decrease a benefit rider, your monthly guarantee premium will decrease.

HOW CAN I CHANGE MY POLICY'S INVESTMENT OPTIONS?

          Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

          Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a year are free of charge. We may charge you $25 for each additional transfer. We do not currently assess this charge but reserve the right to do so in the future. You may make transfers from the variable investment options at any time. You may make transfers from the declared fixed interest account only during the 60-day period following each Policy anniversary shown on page 3 of your Policy. The amount that you can transfer each year from the declared fixed interest account is limited to the greater of:

          . 25% of the unloaned accumulation value you have in the declared fixed interest account as of the Policy anniversary; or

          . the sum of any amounts you transferred or surrendered from the declared fixed interest account during the previous Policy year.

          Unless you are transferring the entire amount you have in an investment option, each transfer must be at least $500. See "Additional Rights That We Have" on page 50.

          Market Timing. The Policy is not designed for professional market timing organizations or other entities using programmed and frequent transfers. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable time.

HOW CAN I CHANGE MY POLICY'S INSURANCE COVERAGE?

          Increase in coverage. At any time while the insured person is living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

          We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age and premium class of the insured person at the time of the increase. Also, a new amount of surrender charge:

          . applies to any amount of the increase that you request as base coverage;

          . is the same as it would be if we were instead issuing the same amount of base coverage as a new Platinum Investor III Policy; and

          .    applies for the 10 Policy years following the increase.

          You are not required to increase your specified amount in any specific percentage or ratio that your base and supplemental coverage bear to your specified amount before the increase, with one exception. Base coverage must be at least 10% of the total specified amount after the increase.

          Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the specified amount cannot be less than the greater of:

          .    $50,000; or

          . any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the Federal tax law definition of life insurance.

          We will apply a reduction in specified amount proportionately against the specified amount provided under the original application and any specified amount increases. The decrease in specified amount will decrease both your base and supplemental coverage in the same ratio they bear to your specified amount before the decrease. We will deduct from your accumulation value any remaining surrender charge that is associated only with any amount of base coverage that is canceled in this way. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed. A reduction in specified amount will not reduce the monthly charge per $1,000 of specified amount or the amount of time we assess this charge.

          Change of death benefit option. You may at any time request us to change your coverage from death benefit Option 1 to 2 or vice-versa.

          . If you change from Option 1 to 2, we also automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. We will take the reduction proportionately from each component of the Policy's specified amount. We will not charge a surrender charge for this reduction in specified amount.

          . If you change from Option 2 to 1, we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value.

          Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 34 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

          Effect of changes in insurance coverage on guarantee period. A change in coverage does not result in termination of the guarantee period, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your policy's cash surrender value declines to zero. The details of this guarantee are discussed under "Monthly guarantee premiums," beginning on page 17.

WHAT ADDITIONAL RIDER BENEFITS MIGHT I SELECT?

          You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

          . Accidental Death Benefit Rider This rider pays an additional death benefit if the insured person dies from certain accidental causes.

          . Children's Insurance Benefit Rider This rider provides term life insurance coverage on the eligible children of the person insured under the Policy. This rider is convertible into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion.

          . Maturity Extension Rider This rider permits you to extend the Policy's maturity date beyond what it otherwise would be. You have two versions from which to choose. Either or both versions may not be available in all states.

               The first version provides for a death benefit after the original maturity date equal to the accumulation value on the date of death. The death benefit will be reduced by any outstanding Policy loan amount. There is no charge for this version until you reach the original maturity date. Thereafter we will charge a monthly fee of no more than $10.

               The second version provides for a death benefit after the original maturity date equal to the death benefit in effect on the day prior to the original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit to reflect future changes in your accumulation value. The death benefit will never be less than the accumulation value. The death benefit will be reduced by any outstanding Policy loan amount. There is a monthly charge of no more than $30 for each $1000 of the net amount at risk. If you wish to obtain this rider, you must inform us in writing at least 9 years before the original maturity date. When the 9-year period begins, each month we will charge you up to the maximum $30 for each $1,000 of the net amount at risk. After the original maturity date, we will terminate this charge, and start charging you a monthly fee of no more than $10.

               There are features common to both riders in addition to the $10 maximum monthly fee. Only the insurance coverage associated with the Policy will be extended beyond the original maturity date. We do not allow additional premium payments, new loans, or changes in specified amount after the original maturity date. The only charge we continue to automatically deduct after the original maturity date is the daily charge described on page 8. Once you have exercised your right to extend the original maturity date, you cannot revoke it. You can, however, surrender your Policy at any time.

               Extension of the maturity date beyond the insured person's age 100 may result in current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

          . Return of Premium Death Benefit Rider This rider provides additional term life insurance coverage on the person insured under the Policy. The amount of additional insurance varies so that it always equals the cumulative amount of premiums paid under the Policy (subject to certain adjustments).

          . Spouse Term Rider This rider provides term life insurance on the life of the spouse of the Policy's insured person. This rider terminates no later than the Policy anniversary nearest the spouse's 75/th/ birthday. You can convert this rider into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion.

          . Terminal Illness Rider This rider provides for a benefit to be requested if the Policy's insured person is diagnosed as having a terminal illness (as defined in the rider) and less than 12 months to live. This rider is not available in all states. The maximum amount you may receive under this rider before the insured person's death is 50% of the death benefit payable under the Policy (excluding any rider benefits) or, if less, $250,000. The amount of benefits paid under the rider, plus an administrative fee (not to exceed $250), plus interest on these amounts to the next Policy anniversary becomes a "lien" against all future Policy benefits. We will continue to charge interest in advance on the total amount of the lien and will add any unpaid interest to the total amount of the lien each year. Any time the total lien, plus any other Policy loans, exceeds the Policy's then current death benefit, the Policy will terminate without further value. The cash surrender value of the Policy also will be reduced by the amount of the lien.

          . Waiver of Monthly Deduction Rider This rider provides for a waiver of all monthly charges assessed for both your Policy and riders that we otherwise would deduct from your accumulation value, so long as the insured person is totally disabled (as defined in the rider). While we are paying benefits under this rider we will not permit you to request any increase in the specified amount of your Policy's coverage. When we "pay benefits" under this rider, we pay all monthly charges (except for loan interest) for your Policy when they become due, and then deduct the same charges from your Policy. Therefore, your Policy's accumulation value does not change. We perform these two transactions at the same time. However, loan interest will not be paid for you under this rider, and the Policy could, under certain circumstances, lapse for nonpayment of loan interest. You can purchase this rider on the life of an insured person who is younger than age 55.

          Tax consequences of additional rider benefits. Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page 34. You should consult a qualified tax adviser.

HOW CAN I ACCESS MY INVESTMENT IN A POLICY?

          Full surrender.  You may at any time surrender your Policy in full.
If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." Because of the surrender charge, it is unlikely that a Platinum Investor III Policy will have any cash surrender value during at least the first year unless you pay significantly more than the monthly guarantee premiums.

          Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $50,000.

          If the Option 1 death benefit is then in effect, we also will reduce your Policy's specified amount by the amount of such withdrawal and charges, but not below $0. We will take any such reduction proportionately from each component of the Policy's specified amount and deduct any remaining surrender charge that is associated with any portion of your Policy's base amount of coverage that is canceled. If the Option 2 death benefit is then in effect, we will automatically reduce your accumulation value.

          You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

          There is a maximum partial surrender fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $10.

          Exchange of Policy in certain states. Certain states require that a policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

          Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less the interest that will be payable on your loan through your next Policy anniversary. This rule is not applicable in all states. The minimum amount you can borrow is $500 or, if less, the entire remaining loan value.

          We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the declared fixed interest account as collateral for the loan. We will credit your Policy with interest on this collateral amount at a guaranteed effective annual rate of 4.0% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.75%. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

          You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

          You may repay all or part (but not less than $100 unless it is the final payment) of your loan at any time before the death of the insured person while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from our declared fixed interest account option. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (increased by any unearned loan interest we may have already charged) will be deducted from the proceeds we pay following the insured person's death.

          Preferred loan interest rate. We will charge a lower interest rate on preferred loans (available after the first 10 Policy years). The maximum amount of new loans that will receive this preferred loan interest rate for any year is:

          . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the beginning of the Policy year; or

          . if less, your Policy's maximum remaining loan value at that anniversary.

          We will always credit your preferred loan collateral amount at a guaranteed effective annual rate of 4.0%. We intend to set the rate of interest you are paying to the same 4.0% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

          . will always be greater than or equal to the guaranteed preferred loan collateral rate of 4.0%, and

          .    will never exceed an effective annual rate of 4.25%.

          Because we first began offering the Policies in the year 2000, we have not yet declared a preferred loan interest rate we charge.

          Maturity of your Policy. If the insured person is living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the insured person's 100/th/ birthday.

          Tax considerations. Please refer to "How will my Policy be treated for income tax purposes?" for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy.

CAN I CHOOSE THE FORM IN WHICH AGL PAYS OUT THE PROCEEDS FROM MY POLICY?

          Choosing a payment option. You will receive the full proceeds from the Policy as a single sum, unless you elect another method of payment within 60 days of the insured person's death. This also includes proceeds that become payable upon full surrender or the maturity date. You can elect that all or part of such proceeds be applied to one or more of the following payment options:

          .    Option 1--Equal monthly payments for a specified period of time.

          . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

          . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

          . Option 4--Proceeds left to accumulate at an interest rate of 3% compounded annually for any period up to 30 years. At your request we will make payments to you monthly, quarterly, semiannually, or annually. You can also request a partial withdrawal of any amount of $500 or more.

          Additional payment options may also be available with our consent. We have the right to reject any payment option, if the payee is a corporation or other entity. You can read more about each of these options in the Policy and in the separate form of payment contract that we issue when any such option takes effect.

          Interest rates that we credit under each option will be at least 3%.

          Change of payment option. You may give us written instructions to change any payment option you have elected at any time while the Policy is in force and before the start date of the payment option.

          Tax impact. If a payment option is chosen, you or your beneficiary may have tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

TO WHAT EXTENT CAN AGL VARY THE TERMS AND CONDITIONS OF THE POLICY IN PARTICULAR CASES?

          Here are some variations we may make in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

          Underwriting and premium classes. We have six premium classes, and also combinations of the premium classes, we use to decide how much the monthly insurance charges under any particular Policy will be: preferred, standard, tobacco, non-tobacco, special and juvenile. They are each described in your Policy.

          Policies purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace another life insurance policy we issued with a Policy. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

          State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

          Variations in expenses or risks. AGL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

HOW WILL MY POLICY BE TREATED FOR INCOME TAX PURPOSES?

          Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

          Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

          For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page 34.

HOW DO I COMMUNICATE WITH AGL?

          When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

          General. You should mail or express checks and money orders for premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to our Home Office or Springfield Service Center at the appropriate address shown on the first page of this prospectus.

          You must make the following requests in writing:

          .    transfer of accumulation value;

          .    loan;

          .    full surrender;

          .    partial surrender;

          .    change of beneficiary or contingent beneficiary;

          .    change of allocation percentages for premium payments;

          .    loan repayments or loan interest payments;

          . change of death benefit option or manner of death benefit payment;

          .    change in specified amount;

          . addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds;

          .    tax withholding elections; and

          .    telephone transaction privileges.

          You should mail or express these requests to our Home Office at the appropriate address shown on the first page of this prospectus. You should also communicate notice of the insured person's death, and related documentation, to our Home Office.

          We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Home Office or Springfield Service Center or from your AGL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

          The Springfield Service Center is for the convenience of certain Policy owners, who have been requested to use it as a primary contact location. Other Policy owners have been asked to use our Home Office as a primary contact location. If you make a mistake and contact the incorrect location, your requests and premium payments will be treated in the same manner as if you had contacted the correct location.

          Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will mail you a prompt written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone transfer. Also, if, due to malfunction or other circumstances, your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-888-325-9315.

ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

          To help explain how our Policy works, we have prepared the following tables:

                                                            PAGE TO
                                                          SEE IN THIS
                                                           PROSPECTUS
                                                          -----------
Death Benefit Option 1--Current Charges..................      31
Death Benefit Option 1--Guaranteed Maximum Charges.......      32

     The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under a sample Policy would change over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a male non-tobacco user preferred premium class and issue age 55. An annual premium payment of $1,500 for an initial $100,000 of specified amount of coverage is assumed to be paid. The illustrations assume no Policy loan has been taken.
The differences between the accumulation values and the cash surrender values for the first 10 years in the tables are because of the Policy's surrender charges. As illustrated, this Policy would not be classified as a modified endowment contract (see "Tax Effects" beginning on page 34 for further discussion).

     The tables show a sample Policy with 100% base coverage only. A Policy with supplemental coverage at current charges will over time have lower monthly insurance charges and a higher accumulation value. Your AGL representative can provide you with Policy illustrations specific to you, showing how your selection of base and supplemental coverage, if any, can affect your Policy values under different assumptions.

     Although the tables that follow do not include an example of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits and lower cash surrender values.

     Separate tables are included to show both current and guaranteed maximum charges. The charges assumed in the following tables include:

     . a charge for state premium tax (or a tax charge back if we issued the Policy in Oregon) assumed to be 2.0% (for both current and guaranteed maximum charges);

     . after we deduct premium tax (or a tax charge back if we issued the Policy in Oregon), a charge of 5.0% and 7.5% for current charges and guaranteed maximum charges, respectively;

     . a daily charge for the first 10 Policy years at an annual effective rate of .70% (for both current and guaranteed maximum charges);

     . a daily charge for Policy years 11 through 20 at an annual effective rate of .45% (for both current and guaranteed maximum charges);

     . a daily charge after 20 Policy years at an annual effective rate of .10% (for both current and guaranteed maximum charges);

     . a flat monthly charge of $6 (for both current and guaranteed maximum charges);

     . a monthly charge for the first 7 Policy years for each $1,000 of specified amount of $0.39 (for both current and guaranteed maximum charges); and

     . the monthly insurance charge (for both current and guaranteed maximum charges).

     The charges assumed by both the current and guaranteed maximum charge tables also include Mutual Fund expenses of 0.78% of aggregate Mutual Fund assets. This percentage is the arithmetic average of the advisory fees payable with respect to each Mutual Fund, after all reimbursements, plus the arithmetic average of all other operating expenses of each such Fund after all reimbursements, as reflected on pages 11 - 14 of this prospectus. We expect the reimbursement arrangements to continue in the future. If the reimbursement arrangements were not currently in effect, the arithmetic average of Mutual Fund expenses would equal 0.92% of aggregate Mutual Fund assets.

          Individual illustrations. On request, we will furnish you with a comparable illustration based on your Policy's characteristics. If you request illustrations more than once in any Policy year, we may charge $25 for the illustration.

                             PLATINUM INVESTOR III



ANNUAL PREMIUM $35,000                       INITIAL SPECIFIED AMOUNT $1,000,000
                                             DEATH BENEFIT OPTION 1


                                  MALE, AGE 55
                   NON-TOBACCO USER, PREFERRED PREMIUM CLASS
                            ASSUMING CURRENT CHARGES



END OF               DEATH BENEFIT                       ACCUMULATION VALUE                 CASH SURRENDER VALUE
POLICY        ASSUMING HYPOTHETICAL GROSS            ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS
 YEAR         ANNUAL INVESTMENT RETURN OF            ANNUAL INVESTMENT RETURN OF         ANNUAL INVESTMENT RETURN OF
             0.0%         6.0%        12.0%          0.0%       6.0%        12.0%         0.0%       6.0%        12.0%
   1      1,000,000    1,000,000    1,000,000       24,894     26,604       28,318            0          0            0
   2      1,000,000    1,000,000    1,000,000       49,484     54,473       59,675       10,484     15,473       20,675
   3      1,000,000    1,000,000    1,000,000       73,776     83,668       94,396       34,776     44,668       55,396
   4      1,000,000    1,000,000    1,000,000       97,721    114,200      132,790       63,721     80,200       98,790
   5      1,000,000    1,000,000    1,000,000      121,375    146,185      175,306       92,375    117,185      146,306
   6      1,000,000    1,000,000    1,000,000      144,354    179,306      222,005      120,354    155,306      198,005
   7      1,000,000    1,000,000    1,000,000      166,876    213,835      273,562      146,876    193,835      253,562
   8      1,000,000    1,000,000    1,000,000      193,331    254,392      335,228      178,331    239,392      320,228
   9      1,000,000    1,000,000    1,000,000      219,054    296,515      403,227      209,054    286,515      393,227
  10      1,000,000    1,000,000    1,000,000      243,910    340,175      478,201      238,910    335,175      473,201

  15      1,000,000    1,000,000    1,163,833      358,369    592,024    1,003,305      358,369    592,024    1,003,305

  20      1,000,000    1,000,000    2,009,514      451,407    914,389    1,878,050      451,407    914,389    1,878,050


     THE VALUES WILL CHANGE IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

     THE INVESTMENT RESULTS ARE AN EXAMPLE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE
OR LESS THAN THOSE SHOWN.

                             PLATINUM INVESTOR III



ANNUAL PREMIUM $35,000                       INITIAL SPECIFIED AMOUNT $1,000,000
                                             DEATH BENEFIT OPTION 1


                                  MALE, AGE 55
                   NON-TOBACCO USER, PREFERRED PREMIUM CLASS
                          ASSUMING GUARANTEED CHARGES



END OF               DEATH BENEFIT                       ACCUMULATION VALUE                 CASH SURRENDER VALUE
POLICY        ASSUMING HYPOTHETICAL GROSS            ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS
 YEAR         ANNUAL INVESTMENT RETURN OF            ANNUAL INVESTMENT RETURN OF         ANNUAL INVESTMENT RETURN OF
             0.0%         6.0%        12.0%          0.0%       6.0%        12.0%         0.0%       6.0%        12.0%
   1      1,000,000    1,000,000    1,000,000       16,325     17,740       19,164            0          0            0
   2      1,000,000    1,000,000    1,000,000       31,661     35,527       39,581            0          0          581
   3      1,000,000    1,000,000    1,000,000       45,929     53,282       61,322        6,929     14,282       22,322
   4      1,000,000    1,000,000    1,000,000       59,162     71,043       84,593       25,162     37,043       50,593
   5      1,000,000    1,000,000    1,000,000       71,279     88,739      109,517       42,279     59,739       80,517
   6      1,000,000    1,000,000    1,000,000       82,201    106,299      136,248       58,201     82,299      112,248
   7      1,000,000    1,000,000    1,000,000       91,739    123,548      164,869       71,739    103,548      144,869
   8      1,000,000    1,000,000    1,000,000      104,506    145,259      200,600       89,506    130,259      185,600
   9      1,000,000    1,000,000    1,000,000      115,653    166,748      239,274      105,653    156,748      229,274
  10      1,000,000    1,000,000    1,000,000      125,110    187,983      281,332      120,110    182,983      276,332

  15      1,000,000    1,000,000    1,000,000      142,491    290,130      570,340      142,491    290,130      570,340

  20      1,000,000    1,000,000    1,000,000       77,973    368,324    1,100,352       77,973    368,324    1,100,352


     THE VALUES WILL CHANGE IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

     THE INVESTMENT RESULTS ARE AN EXAMPLE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE
OR LESS THAN THOSE SHOWN.

ADDITIONAL INFORMATION

     A general overview of the Policy appears at pages 1 - 32. The additional information that follows gives more details, but generally does not repeat what is set forth above.


                                                            PAGE TO
                                                          SEE IN THIS
CONTENTS OF ADDITIONAL INFORMATION                         PROSPECTUS
------------------------------------------------------------------------
AGL......................................................      34
Separate Account VL-R....................................      34
Tax Effects..............................................      34
Voting Privileges........................................      41
Your Beneficiary.........................................      41
Assigning Your Policy....................................      42
More About Policy Charges................................      42
Effective Date of Policy and Related Transactions........      43
More About the Death Benefit.............................      45
More About Our Declared Fixed Interest Account Option....      46
Distribution of the Policies.............................      46
Payment of Policy Proceeds...............................      48
Adjustments to Death Benefit.............................      49
Additional Rights That We Have...........................      50
Performance Information..................................      51
Our Reports to Policy Owners.............................      51
AGL's Management.........................................      51
Principal Underwriter's Management.......................      54
Legal Matters............................................      56
Accounting and Auditing Experts..........................      56
Actuarial Expert.........................................      57
Services Agreements......................................      57
Certain Potential Conflicts..............................      57

     Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (pages 59 and 60, which follow all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.

AGL

     We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American General Corporation (formerly American General Insurance Company), a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Policies are AGL's, and American General Corporation has no legal obligation to back those commitments.

     AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

SEPARATE ACCOUNT VL-R

     We hold the Mutual Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the separate account on May 6, 1997 under Texas law.

     For record keeping and financial reporting purposes, Separate Account VL-R is divided into 64 separate "divisions," 40 of which correspond to the 40 variable "investment options" available since the inception of the Policy. The remaining 24 divisions, and some of these 40 divisions, represent investment options available under other variable life policies we offer. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

     The assets in Separate Account VL-R are our property. The assets in Separate Account VL-R would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to Separate Account VL-R. Our other creditors could reach only those Separate Account VL-R assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to Separate Account VL-R.

TAX EFFECTS

     This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

     General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

     . the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

     . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

     The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract,"as you can see from the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

     Testing for modified endowment contract status. The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

     If, at any time during the first seven Policy years:

     .    you have paid a cumulative amount of premiums;

     . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit insurance policy; and

     . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up means no future premium payments are required) after the payment of seven level annual premiums;

     then your Policy will be a modified endowment contract.

     Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

     If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

     A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

     Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

     Rider benefits. The premium payments and any death benefits to be paid under any term insurance rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, a term rider may be determined to constitute a "qualified additional benefit" as that term is defined in Section 7702 of the Internal Revenue Code. The death benefit to be paid under a rider that is a "qualified additional benefit" will not be treated as a future benefit of the Policy for tax purposes. The premium payments for the same rider, however, would be treated as future benefits for purposes of compliance with Section 7702. You should consult a qualified tax adviser regarding any term rider you may purchase.

     Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the insured person's lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

     After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

     On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

     Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while the insured person is still living will be taxed on an "income-first" basis. Distributions:

     . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) or partial surrenders;

     . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

     . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

     For modified endowment contracts, your basis:

     .    is similar to the basis described above for other policies; and

     . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

     A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

     .    to taxpayers 59 1/2 years of age or older;

     .    in the case of a disability (as defined in the Code); or

     . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

     Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

     Taxation of Exchange Option. You can split the policy into two other single life insurance policies under some circumstances. A policy split could have adverse tax consequences if it is not treated as a nontaxable exchange under Section 1035 of the Code. This could include, among other things, recognition as taxable income an amount up to any gain in the Policy at the time of the exchange.

     Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured person died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

     Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. The federal estate tax is integrated with the federal gift tax under a unified rate schedule and unified credit. The Taxpayer Relief Act of 1997 gradually raises the value of the credit to $1,000,000. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

     As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

     The particular situation of each policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

     Life insurance in split dollar arrangements. The IRS has released a technical advice memorandum ("TAM") on the taxability of insurance policies used in certain split dollar arrangements. A TAM provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specified set of facts and a specified taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

     Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

     The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

     Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

     ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

     Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

     We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

     Certain Mutual Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

     When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

     In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

     Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

VOTING PRIVILEGES

     We are the legal owner of the Funds' shares held in Separate Account VL-R. However, you may be asked to instruct us how to vote the Fund shares held in the various Mutual Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

     We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through Separate Account VL-R.

     If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

YOUR BENEFICIARY

     You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of the insured person unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

ASSIGNING YOUR POLICY

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

MORE ABOUT POLICY CHARGES

     Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

     . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

     . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

     . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

     . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

     The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the insured person dies.

     If the charges that we collect from the Policy exceed our total costs in connection with the Policy, we will earn a profit. Otherwise we will incur a loss.

     Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

     Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer the Platinum Investor III Policy for sale in situations which, under current law, require gender-neutral premiums or benefits.

     Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk. See "Monthly insurance charge" on page 8.

     Certain arrangements. Most of the distributors or advisers of the Mutual Funds listed on page 1 of this prospectus make certain payments to us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. These amounts are paid by the distributors or the advisers, and will not be paid by the Mutual Funds, the divisions or Policy owners. No payments have yet been made under these arrangements, because the number of Policies issued does not require a payment.

EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS

     Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange is open for business. We call each such day a "valuation date" or a "business day."

     We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

     Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at our Home Office or Springfield Service Center (both are shown on the first page of this prospectus). If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

     Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's premium class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 provided the insured person meets certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement." You can obtain a copy from our Home Office or Springfield Service Center by writing to the address shown on the first page of this prospectus or from your AGL representative.

     Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign an appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

     Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

     Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt in the Home Office or Springfield Service Center, of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

     Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

     . Increases you request in the specified amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit option take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

     . We may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

     . If you exercise the right to return your Policy described on the second page of this prospectus, your coverage will end when you deliver it to your AGL representative, or if you mailed it to us, the day it is postmarked; and

     . If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. We will not apply this procedure to premiums you pay in connection with reinstatement requests.

MORE ABOUT THE DEATH BENEFIT

     Base coverage and supplemental coverage. The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. The total of the two coverages cannot be less than the minimum of $50,000 and at least 10% of the total must be base coverage when you purchase the Policy. The percentage that your base and supplemental coverages represent of your specified amount will not change whenever you decrease the specified amount. A partial surrender will reduce the specified amount. In this case, we will deduct any surrender charge that applies to the decrease in base coverage, but not to the decrease in supplemental coverage since supplemental coverage has no surrender charge.

     You can change the percentage of base coverage when you increase the specified amount, but at least 10% of the total specified amount after the increase must be base coverage. You can use the mix of base and supplemental coverage to emphasize your own objectives. Here are the features about supplemental coverage that differ from base coverage:

     . In general, the larger percentage of supplemental coverage you choose when your Policy is issued, the shorter the time the guarantee period benefit will be in force;

     .    Supplemental coverage has no surrender charges;

     . The monthly insurance charge for supplemental coverage is always equal to or less than the monthly insurance charge for an equivalent amount of base coverage; and

     . We do not collect the monthly charge for each $1,000 of specified amount that is attributable to supplemental coverage.

     Generally, if you choose supplemental coverage instead of base coverage, you will reduce your total charges and increase your accumulation value on a current charge basis. The more supplemental coverage you elect, the greater the amount of the reduction in charges and increase in accumulation value will be, on a current charge basis. Keep in mind, however, that our guarantee of a minimum death benefit (through the guarantee period benefit) may be essential to your planning. If this is the case, you may wish to maximize the percentage amount of base coverage you purchase.

Policy owner objectives differ. Therefore, before deciding how much, if any, supplemental coverage you should have, you should discuss with your AGL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions.

MORE ABOUT OUR DECLARED FIXED INTEREST ACCOUNT OPTION

     Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared fixed interest account option. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account or our declared fixed interest account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our declared fixed interest account option. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our declared fixed interest account option, but it will always be at an effective annual rate of at least 4%.

     Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our declared fixed interest account option. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our declared fixed interest account option will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

DISTRIBUTION OF THE POLICIES

     American General Distributors, Inc. ("AGDI") is the principal underwriter and distributor of the Policies. AGDI is an affiliate of AGL. In the states of Florida and Illinois, AGDI is known as American General Financial Distributors of Florida, Inc. and American General Financial Distributors of Illinois, Inc., respectively. AGDI's principal office is at 2929 Allen Parkway, Houston, Texas 77019. AGDI was organized as a Delaware corporation on June 24, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGDI is also the principal underwriter for AGL's Separate Accounts A and D, as well as the underwriter for various separate accounts of other AGL affiliates. These separate accounts are registered investment companies. AGDI, as the principal underwriter and distributor, is not paid any fees on the Policies.

     We and AGDI have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD. FFSC is one of the broker-dealers with a sales agreement. FFSC is affiliated with AGL and with AGDI, but FFSC is treated the same as any other broker-dealer is treated under its sales agreement.

     We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

     . 90% of the premiums paid in the first Policy year up to a "target" amount;

     . 3% of the premiums up to the target amount paid in each of Policy years two through 10;

     . 3% of the premiums in excess of the target amount paid in each of Policy years one through 10;

     . 0.25% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years two through 20; and

     . 0.15% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each Policy year after Policy year 20.

     The target amount is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable. For this purpose, we exclude any supplemental coverage and, therefore, the target premium is reduced proportionately by the amount of supplemental coverage.

     The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

     We pay a comparable amount of compensation to the broker-dealers or banks with respect to any increase in the specified amount of coverage that you request. In addition, we may pay broker-dealers or banks expense allowances, bonuses, wholesaler fees and training allowances.

     We pay the compensation directly to any selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described beginning on page 7. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

     We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of our subsidiary broker-dealer American General Securities Incorporated and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

PAYMENT OF POLICY PROCEEDS

     General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     Delay of declared fixed interest account option proceeds. We have the right, however, to defer payment or transfers of amounts out of our declared fixed interest account option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

     Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     Delay of Separate Account VL-R proceeds. We reserve the right to defer payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

     . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

     . an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or

     .    the SEC by order permits the delay for the protection of owners.

     Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was
          issued or restored after termination.   (Some states may require that
          we measure this time in some other way.)

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

     . We cannot challenge an additional benefit rider that provides benefits if the insured person becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

ADJUSTMENTS TO DEATH BENEFIT

     Suicide. If the insured person commits suicide during the first two Policy years, we will limit the death benefit proceeds to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

     A new two year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

     Some states require that we compute these periods for noncontestability differently following a suicide.

     Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

     Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

ADDITIONAL RIGHTS THAT WE HAVE

     We have the right at any time to:

     . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

     . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

     . end the automatic rebalancing feature if your accumulation value falls below $5,000;

     .    change the underlying Mutual Fund that any investment option uses;

     . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another;

     . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

     .    change our underwriting and premium class guidelines;

     . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

     You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek policy owner approval.

PERFORMANCE INFORMATION

     From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges.

     We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any division reflects the performance of a hypothetical Policy and is not illustrative of how actual investment performance would affect the benefits under your Policy. You should not consider such performance information to be an estimate or guarantee of future performance.

OUR REPORTS TO POLICY OWNERS

     Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

AGL'S MANAGEMENT

     The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of AGL are listed below.

NAME                          BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
---------------------------------------------------------------------------------------------
Rodney O. Martin, Jr.         Director of American General Life Insurance Company since
                              August 1996.  Chairman of the Board and CEO of American
                              General Life Insurance Company since April 2000.  President and
                              CEO (August 1996-July 1998).  President of American General
                              Life Insurance Company of New York (November 1995-August
                              1996).  Vice President Agencies, with Connecticut Mutual Life
                              Insurance Company, Hartford, Connecticut (1990-1995).

Donald W. Britton             Director of the Board of American General Life Insurance
                              Company since April 1999.  President of American General Life
                              Insurance Company since April 2000.  President of First Colony
                              Life, Lynchburg, Virginia (1996 - April 1999) and Executive Vice
                              President of First Colony Life (1992 - 1996).

David A. Fravel               Director of American General Life Insurance Company since
                              November 1996.  Elected Executive Vice President in April 1998.
                              Previously held position of Senior Vice President of American
                              General Life Insurance Company since November 1996.  Senior
                              Vice President of Massachusetts Mutual, Springfield, Missouri
                              (March 1996-June 1996); Vice President, New Business,
                              Connecticut Mutual Life Insurance Company, Hartford,
                              Connecticut (December 1978-March 1996).

David L. Herzog               Director, Executive Vice President and Chief Financial Officer of
                              American General Life Insurance Company since March 2000.
                              Vice President of General American, St. Louis, Missouri (June
                              1991 - February 2000).

John V. LaGrasse              Director of American General Life Insurance Company since
                              August 1996.  Chief Technology Officer of American General
                              Life Insurance Company since April, 2000.  Elected Executive
                              Vice President in July 1998.  Previously held position of Senior
                              Vice President of American General Life Insurance Company
                              since August 1996.  Director of Citicorp Insurance Services, Inc.,
                              Dover, Delaware (1986-1996).

Paul L. Mistretta             Executive Vice President of American General Life Insurance
                              Company since July 1999.  Senior Vice President of First Colony
                              Life Insurance, Lynchburg, Virginia (1992 - July 1999).

NAME                          BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
---------------------------------------------------------------------------------------------
Brian D. Murphy               Executive Vice President of American General Life Insurance
                              Company since July 1999.  Previously held position of Senior
                              Vice President-Insurance Operations of American General Life
                              Insurance Company since April 1998.  Vice President-Sales,
                              Phoenix Home Life, Hartford, CT (January 1997-April 1998).
                              Vice President of Underwriting and Issue, Phoenix Home Life
                              (July 1994-January 1997).  Various positions with Mutual of New
                              York, Syracuse, NY, including Agent, Agency Manager,
                              Marketing Life and Disability Income Underwriting Management,
                              (1978-July 1994).

Don M. Ward                   Executive Vice President of American General Life Insurance
                              Company since April 2000.  Senior Vice President of American
                              General Life Insurance Company since February 1998.  Vice
                              President of Pacific Life Insurance Company, Newport Beach, CA
                              (1991-February 1998).

Thomas M. Zurek               Director and Executive Vice President of American General Life
                              Insurance Company since April 1999.  Elected General Counsel in December 1998.  Previously held various positions with
                              American General Life Insurance Company including Senior Vice
                              President since December 1998 and Vice President since October
                              1998.  In February 1998 named as  Senior Vice President and
                              Deputy General Counsel of American General Corporation.
                              Attorney Shareholder with Nyemaster, Goode, Voigts, West,
                              Hansell & O'Brien, Des Moines, Iowa (June 1992 - February
                              1998).

Wayne A. Barnard              Senior Vice President of American General Life Insurance
                              Company since November 1997.  Previously held various
                              positions with American General Life Insurance Company
                              including Vice President since February 1991.

Robert M. Beuerlein           Senior Vice President and Chief Actuary of American General
                              Life Insurance Company since September 1999.  Previously held position of Vice President of American General Life Insurance
                              Company since December 1998.  Director, Senior Vice President and Chief Actuary of The Franklin Life Insurance Company,
                              Springfield, Illinois (January 1991 - June 1999).

NAME                          BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
---------------------------------------------------------------------------------------------
David J. Dietz                Senior Vice President - Corporate Markets Group of American
                              General Life Insurance Company since January 1999.  President and Chief Executive Officer - Individual Insurance Operations of
                              The United States Life Insurance Company in the City of New
                              York since September, 1997.  President of Prudential Select Life,
                              Newark, New Jersey (August 1990 - September 1997).

William Guterding             Senior Vice President  of American General Life Insurance
                              Company since April 1999.  Senior Vice President and Chief
                              Underwriting Officer of The United States Life Insurance
                              Company in the City of New York since October, 1980.

Robert F. Herbert, Jr.        Senior Vice President and Treasurer of American General Life
                              Insurance Company since May 1996, and Controller since
                              February 1991.

Simon J. Leech                Senior Vice President for American General Life Insurance
                              Company since July 1997.  Previously held various positions with
                              American General Life Insurance Company since 1981, including
                              Director of Policy Owners' Service Department in 1993, and Vice
                              President-Policy Administration in 1995.

Royce G. Imhoff, II           Director for American General Life Insurance Company since
                              November 1997.  Previously held various positions with American
                              General Life Insurance Company including Vice President since
                              August 1996 and Regional Director since 1992.

     The principal business address of each person listed above is our Home Office; except that the street number for Messrs. Fravel, LaGrasse, Martin, Herzog, Britton, Mistretta, Barnard and Zurek is 2929 Allen Parkway, the street number for Mr. Ward is 2727 Allen Parkway, the street number for Messrs. Dietz and Guterding is 390 Park Avenue, New York, New York.

PRINCIPAL UNDERWRITER'S MANAGEMENT

     The directors and principal officers of the principal underwriter are:

                                                 POSITION AND OFFICES
                                                 WITH UNDERWRITER,
NAME AND PRINCIPAL                               AMERICAN GENERAL
BUSINESS ADDRESS                                 DISTRIBUTORS, INC.
---------------------------------------------------------------------------
Robert P. Condon                                 Director and Chairman,
The Variable Annuity Life Insurance Company      Chief Executive Officer and
2929 Allen Parkway                               President
Houston, TX 77019

Mary L. Cavanaugh                                Director and Secretary
The Variable Annuity Life Insurance Company
2929 Allen Parkway
Houston, TX 77019

Thomas G. Norwood                                Director, Chief Financial
The Variable Annuity Life Insurance Company      Officer and Treasurer
2929 Allen Parkway
Houston, TX  77019

Jane E. Bates                                    Vice President and
The Variable Annuity Life Insurance Company      Chief Compliance Officer
2929 Allen Parkway
Houston, Texas 77019

V. Keith Roberts                                 Vice President - Operations
The Variable Annuity Life Insurance Company
2929 Allen Parkway
Houston, Texas 77019

D. Lynne Walters                                 Tax Officer
The Variable Annuity Life Insurance Company
2929 Allen Parkway
Houston, TX 77019

Cheryl G. Hemley                                 Assistant Secretary
The Variable Annuity Life Insurance Company
2929 Allen Parkway
Houston, TX  77019

Daniel R. Cricks                                 Assistant Tax Officer
The Variable Annuity Life Insurance Company
2929 Allen Parkway
Houston, TX 77019

                                                 POSITION AND OFFICES
                                                 WITH UNDERWRITER,
NAME AND PRINCIPAL                               AMERICAN GENERAL
BUSINESS ADDRESS                                 DISTRIBUTORS, INC.
---------------------------------------------------------------------------
Jim D. Bonsall                                   Assistant Treasurer
The Variable Annuity Life Insurance Company
2929 Allen Parkway
Houston, TX  77019

Steven Rubinstein                                Assistant Treasurer
The Variable Annuity Life Insurance Company
2929 Allen Parkway
Houston, Texas 77019

Marylyn S. Zlotnick                              Assistant Treasurer
The Variable Annuity Life Insurance Company
2929 Allen Parkway
Houston, TX 77019

LEGAL MATTERS

     We are not involved in any legal proceedings that would be considered material with respect to a policy owner's interest in Separate Account VL-R. Pauletta P. Cohn, Esquire, Deputy General Counsel of the American General Life Companies, an affiliate of AGL, has opined as to the validity of the Policies.

ACCOUNTING AND AUDITING EXPERTS

     The consolidated balance sheets of AGL as of December 31, 1999 and 1998 and the related consolidated statements of income, statements of comprehensive income, statements of shareholders' equity, and statements of cash flows for the years ended December 31, 1999, 1998 and 1997 included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in this prospectus in reliance upon such report of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young LLP is One Houston Center, 1221 McKinney, Suite 2400, Houston, Texas 77010-2007.

ACTUARIAL EXPERT

     Actuarial matters have been examined by Robert M. Beuerlein who is Senior Vice President and Chief Actuary of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

SERVICES AGREEMENTS

     American General Life Companies ("AGLC") is party to an existing general services agreement with AGL. AGLC, an affiliate of AGL, is a corporation incorporated in Delaware on November 24, 1997. Pursuant to this agreement, AGLC provides services to AGL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and the Policies.

     The Franklin Life Insurance Company ("FL") is also a party to the general services agreement. FL is affiliated with AGL and is located at #1 Franklin Square, Springfield, Illinois 62713-0001. FL provides most of the employees who service our Policies at the Springfield Service Center. The Policy owners who receive services thorough the Springfield Service Center purchase their Policies with the assistance of an AGL representative who is associated with FFSC. Pursuant to the general services agreement, the Springfield Service Center processes applications and issues Policies, accepts premiums, and provides most of the customer services and administrative services. AGL reimburses FL for the cost of these services, and FL does not make a profit.

     We have entered into various services agreements with most of the advisers or administrators for the Mutual Funds. We receive fees for the administrative services we perform. These fees do not result in any additional charges under the Policies that are not described under "What charges will AGL deduct from my investment in a Policy?"

     We have entered into a services agreement with PIMCO Variable Insurance Trust under which we receive fees paid directly by this Mutual Fund for services we perform.

CERTAIN POTENTIAL CONFLICTS

     The Mutual Funds sell shares to separate accounts of insurance companies (and may sell in the future, certain qualified plans), both affiliated and not affiliated with AGL. We currently do not foresee any disadvantages to you arising out of such sales. Differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each Mutual Fund has advised us that its board of trustees (or directors) intends to monitor events to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a Fund's response to any such event insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so as well as report any material irreconcilable conflicts that we know exist to each Mutual Fund as soon as a conflict arises. If it becomes necessary for any separate account to replace shares of any Mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.

FINANCIAL STATEMENTS

     The financial statements of AGL contained in this prospectus should be considered to bear only upon the ability of AGL to meet its obligations under the Policies. They should not be considered as bearing upon the investment experience of Separate Account VL-R. No financial statements of Separate Account VL-R are included because, at the date of this prospectus, none of the Divisions of Separate Account VL-R were available under the Policies.

                                                                   PAGE TO
CONSOLIDATED FINANCIAL STATEMENTS OF                             SEE IN THIS
AMERICAN GENERAL LIFE INSURANCE COMPANY                           PROSPECTUS
-------------------------------------------------------------------------------
Unaudited Balance Sheet as of June 30, 2000......................    Q-1
Unaudited Income Statement for the six months
  ended June 30, 2000............................................    Q-3
Report of Ernst & Young LLP Independent Auditors.................    F-1
Consolidated Balance Sheets as of December 31, 1999 and 1998.....    F-2
Consolidated Statements of Income for the years ended
  December 31, 1999, 1998 and 1997...............................    F-4
Consolidated Statements of Comprehensive Income
  for the years ended December 31, 1999, 1998, and 1997..........    F-5
Consolidated Statements of Shareholder's Equity for the years
  ended December 31, 1999, 1998 and 1997.........................    F-6
Consolidated Statements of Cash Flows for the years
  ended December 31, 1999, 1998 and 1997.........................    F-7
Notes to Consolidated Financial Statements.......................    F-8

                    American General Life Insurance Company

                          Consolidated Balance Sheet

                                  (Unaudited)

                                                                    June 30
                                                                     2000
                                                               ----------------
                                                                 (In Thousands)

ASSETS
Investments:
 Fixed maturity securities, at fair value (amortized cost -
    $27,397,632)                                                  $26,486,802
 Equity securities, at fair value (cost - $269,013)                   276,251
 Mortgage loans on real estate                                      1,955,401
 Policy loans                                                       1,262,556
 Investment real estate                                               129,185
 Other long-term investments                                          202,551
 Short-term investments                                             1,036,782
                                                                  -----------
Total investments                                                  31,349,528

Cash                                                                   62,715
Investment in Parent Company (cost - $7,958)                           42,676
Indebtedness from affiliates                                           44,248
Accrued investment income                                             475,107
Accounts receivable                                                   228,854
Deferred policy acquisition costs                                   2,120,995
Property and equipment                                                 69,419
Other assets                                                          251,246
Assets held in separate accounts                                   24,640,270
                                                                  -----------
Total assets                                                      $59,285,058
                                                                  ===========

                    American General Life Insurance Company

                          Consolidated Balance Sheet

                                  (Unaudited)

                                                             June 30
                                                              2000
                                                        ----------------
                                                         (In Thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Future policy benefits                                   $29,527,010
 Other policy claims and benefits payable                      52,437
 Other policyholders' funds                                   372,669
 Federal income taxes                                         288,307
 Indebtedness to affiliates                                     4,690
 Other liabilities                                          1,473,684
 Liabilities related to separate accounts                  24,640,270
                                                          -----------
Total liabilities                                          56,359,067

Shareholders' equity:
 Common stock, $10 par value, 600,000 shares
  authorized, issued, and outstanding                           6,000
 Preferred stock, $100 par value, 8,500 shares
  authorized, issued, and outstanding                             850
 Additional paid-in capital                                 1,372,378
 Accumulated other comprehensive income/(loss)               (428,386)
 Retained earnings                                          1,975,149
                                                          -----------
Total shareholders' equity                                  2,925,991
                                                          -----------
Total liabilities and shareholders' equity                $59,285,058
                                                          ===========

                    American General Life Insurance Company

                         Consolidated Income Statement

                                  (Unaudited)

                                                          Six months
                                                        ended June 30
                                                             2000
                                                       ----------------
                                                         (In Thousands)

Revenues:
 Premiums and other considerations                         $  325,542
 Net investment income                                      1,169,590
 Net realized investment loss                                 (62,863)
 Other                                                         65,461
                                                           ----------
Total revenues                                              1,497,730

Benefits and expenses:
 Benefits                                                     884,923
 Operating costs and expenses                                 284,589
                                                           ----------
Total benefits and expenses                                 1,169,512
                                                           ----------
Income before income tax expense                              328,218

Income tax expense                                            110,407
                                                           ----------
Net income                                                 $  217,811
                                                           ==========

[LETTERHEAD OF ERNST & YOUNG]

                        Report of Independent Auditors

Board of Directors and Stockholder
American General Life Insurance Company

We have audited the accompanying consolidated balance sheets of American General Life Insurance Company (an indirectly wholly-owned subsidiary of American General Corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Life Insurance Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



                                                  /s/ Ernst & Young LLP
                                                  ------------------------------
                                                     Ernst & Young LLP

March 1,2000

                    American General Life Insurance Company

                          Consolidated Balance Sheets

                                                             DECEMBER 31
                                                        1999            1998
                                                   -----------------------------
                                                          (In Thousands)

ASSETS
Investments:
 Fixed maturity securities, at fair value
  (amortized cost - $27,725,167 in 1999 and         $27,029,409     $28,906,261
  $27,425,605 in 1998)

 Equity securities, at fair value (cost -
  $198,640 in 1999 and $193,368 in 1998)                237,065         211,684

 Mortgage loans on real estate                        1,918,956       1,557,268
 Policy loans                                         1,234,729       1,170,686
 Investment real estate                                 125,563         119,520
 Other long-term investments                            129,155          86,194
 Short-term investments                                 123,779         222,949
                                                    ----------------------------
Total investments                                    30,798,656      32,274,562

Cash                                                     45,983         117,675
Investment in Parent Company (cost - $8,597 in
 1999 and 1998)                                          53,083          54,570

Indebtedness from affiliates                             75,195         161,096
Accrued investment income                               482,652         459,961
Accounts receivable                                     186,592         196,596
Deferred policy acquisition costs                     1,956,653       1,087,718
Property and equipment                                   78,908          66,197
Other assets                                            250,299         206,318
Assets held in separate accounts                     23,232,419      15,616,020
                                                    ----------------------------
Total assets                                        $57,160,440     $50,240,713
                                                    ============================

See accompanying notes.

                    American General Life Insurance Company

                          Consolidated Balance Sheets

                                                             DECEMBER 31
                                                        1999            1998
                                                   -----------------------------
                                                          (In Thousands)

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits                             $29,901,842      $29,353,022
 Other policy claims and benefits payable                53,326           54,278
 Other policyholders' funds                             371,632          398,587
 Federal income taxes                                   375,332          677,315
 Indebtedness to affiliates                               7,086           18,173
 Other liabilities                                      372,416          554,783
 Liabilities related to separate accounts            23,232,419       15,616,020
                                                    ----------------------------
Total liabilities                                    54,314,053       46,672,178

Shareholder's equity:
 Common stock, $10 par value, 600,000 shares
  authorized, issued, and outstanding                     6,000            6,000

 Preferred stock, $100 par value, 8,500 shares
  authorized, issued, and outstanding                       850              850
 Additional paid-in capital                           1,371,687        1,368,089
 Accumulated other comprehensive (loss) income         (356,865)         679,107
 Retained earnings                                    1,824,715        1,514,489
                                                    ----------------------------
Total shareholder's equity                            2,846,387        3,568,535


                                                    ----------------------------
Total liabilities and shareholder's equity          $57,160,440      $50,240,713
                                                    ============================

See accompanying notes.

                    American General Life Insurance Company

                       Consolidated Statements of Income


                                                YEAR ENDED DECEMBER 31
                                            1999          1998        1997
                                     -------------------------------------------
                                                     (In Thousands)

Revenues:
 Premiums and other considerations      $  540,029   $  470,238     $  428,721
 Net investment income                   2,348,196    2,316,933      2,198,623
 Net realized investment gains               5,351      (33,785)        29,865
  (losses)
 Other                                      82,581       69,602         53,370
                                     -----------------------------------------
Total revenues                           2,976,157    2,822,988      2,710,579

Benefits and expenses:
 Benefits                                1,719,375    1,788,417      1,757,504
 Operating costs and expenses              495,606      467,067        379,012
 Interest expense                               74           15            782
 Litigation settlement                           -       97,096              -
                                     -----------------------------------------
Total benefits and expenses              2,215,055    2,352,595      2,137,298
                                     -----------------------------------------
Income before income tax expense           761,102      470,393        573,281

Income tax expense                         263,196      153,719        198,724
                                     ------------------------------------------
Net income                              $  497,906   $  316,674     $  374,557
                                     ==========================================

See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Comprehensive Income


                                                YEAR ENDED DECEMBER 31
                                            1999          1998        1997
                                      ----------------------------------------
                                                     (In Thousands)

Net income                            $   497,906  $  316,674     $ 374,557
Other comprehensive income:
 Gross change in unrealized gains
  (losses) on securities (pretax:
  ($1,581,500) $341,000; $318,700)     (1,027,977)    222,245       207,124
 Less: gains (losses) realized in           7,995     (29,336)       (1,251)
  net income
                                      ----------------------------------------
 Change in net unrealized gains
  (losses) on securities (pretax:
  ($1,593,800) $387,000; $320,600)     (1,035,972)    251,581       208,375
                                      ----------------------------------------
Comprehensive (loss) income           $  (538,066) $  568,255     $ 582,932
                                      ========================================



See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Shareholder's Equity

                                               YEAR ENDED DECEMBER 31
                                          1999         1998            1997
                                     -------------------------------------------
                                                   (In Thousands)

Common stock:
 Balance at beginning of year          $     6,000    $    6,000      $   6,000
 Change during year                              -             -              -
                                     -------------------------------------------
Balance at end of year                       6,000         6,000          6,000

Preferred stock:
 Balance at beginning of year                  850           850            850
 Change during year                              -             -              -
                                     -------------------------------------------
Balance at end of year                         850           850            850

Additional paid-in capital:
 Balance at beginning of year            1,368,089     1,184,743        933,342
 Capital contribution from Parent
  Company                                        -       182,284        250,000
 Other changes during year                   3,598         1,062          1,401
                                     -------------------------------------------
Balance at end of year                   1,371,687     1,368,089      1,184,743

Accumulated other comprehensive
 (loss) income:
   Balance at beginning of year            679,107       427,526        219,151
   Change in unrealized gains
    (losses) on securities              (1,035,972)      251,581        208,375
                                     ------------------------------------------
Balance at end of year                    (356,865)      679,107        427,526

Retained earnings:
 Balance at beginning of year            1,514,489     1,442,495      1,469,618
 Net income                                497,906       316,674        374,557
 Dividends paid                           (187,680)     (244,680)      (401,680)
                                     ------------------------------------------
Balance at end of year                   1,824,715     1,514,489      1,442,495
                                     -------------------------------------------
Total shareholder's equity              $2,846,387    $3,568,535     $3,061,614
                                     ===========================================


See accompanying notes.

                    American General Life Insurance Company

                     Consolidated Statements of Cash Flows

                                                                       YEAR ENDED DECEMBER 31
                                                         1999                   1998                   1997
                                              --------------------------------------------------------------------
                                                                          (In Thousands)
OPERATING ACTIVITIES
Net income                                              $    497,906           $    316,674           $    374,557
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
   Change in accounts receivable                              10,004                 11,613                (37,752)
   Change in future policy benefits and other
    policy claims                                         (2,422,221)              (866,428)            (1,143,736)

   Amortization of policy acquisition costs                  101,066                125,062                115,467
   Policy acquisition costs deferred                        (307,854)              (244,196)              (219,339)
   Change in other policyholders' funds                      (26,955)                   273                 21,639
   Provision for deferred income tax expense                  85,257                 15,872                 13,264
   Depreciation                                               24,066                 19,418                 16,893
   Amortization                                              (30,894)               (26,775)               (28,276)
   Change in indebtedness to/from affiliates                  74,814                (51,116)                (8,695)
   Change in amounts payable to brokers                      (43,321)                  (894)                31,769
   Net loss (gain) on sale of investments                     45,379                 37,016                (29,865)
   Other, net                                               (170,413)                57,307                 30,409
                                              --------------------------------------------------------------------
Net cash used in operating activities                     (2,163,166)              (606,174)              (863,665)

INVESTING ACTIVITIES
Purchases of investments and loans made                  (44,508,908)           (28,231,615)           (29,638,861)
Sales or maturities of investments and
 receipts from repayment of loans                         43,879,377             26,656,897             28,300,238

Sales and purchases of property, equipment,
 and software, net                                           (87,656)              (105,907)                (9,230)
                                              --------------------------------------------------------------------
Net cash used in investing activities                       (717,187)            (1,680,625)            (1,347,853)

FINANCING ACTIVITIES
Policyholder account deposits                              5,747,658              4,688,831              4,187,191
Policyholder account withdrawals                          (2,754,915)            (2,322,307)            (1,759,660)
Dividends paid                                              (187,680)              (244,680)              (401,680)
Capital contribution from Parent                                   -                182,284                250,000
Other                                                          3,598                  1,062                  1,401
                                              --------------------------------------------------------------------
Net cash provided by financing activities                  2,808,661              2,305,190              2,277,252
                                              --------------------------------------------------------------------
(Decrease) increase in cash                                  (71,692)                18,391                 65,734
Cash at beginning of year                                    117,675                 99,284                 33,550
                                              --------------------------------------------------------------------
Cash at end of year                                     $     45,983           $    117,675           $     99,284
                                              ====================================================================

Interest paid amounted to approximately $2,026,000, $420,000, and $1,004,000, in 1999, 1998, and 1997, respectively.

See accompanying notes.

                    American General Life Insurance Company

                   Notes to Consolidated Financial Statements

                               December 31, 1999

NATURE OF OPERATIONS

American General Life Insurance Company (the "Company") is a wholly-owned subsidiary of AGC Life Insurance Company, which is a wholly-owned subsidiary of American General Corporation (the "Parent Company"). The Company's wholly-owned life insurance subsidiaries are American General Life Insurance Company of New York ("AGNY") and The Variable Annuity Life Insurance Company ("VALIC"). During 1998, the Company formed a new wholly-owned subsidiary, American General Life Companies ("AGLC"), to provide management services to certain life insurance subsidiaries of the Parent Company.

The Company offers a complete portfolio of the standard forms of universal life, variable universal life, interest-sensitive whole life, term life, structured settlements, and fixed and variable annuities throughout the United States. In addition, a variety of equity products is sold through its wholly-owned broker/dealer, American General Securities, Inc. The Company serves the estate planning needs of middle- and upper-income households and the life insurance needs of small- to medium-sized businesses. AGNY offers a broad array of traditional and interest-sensitive insurance, in addition to individual annuity products. VALIC provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of health care, educational, public sector, and other not-for-profit organizations throughout the United States.

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiaries. Transactions with the Parent Company and other subsidiaries of the Parent Company are not eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.2 STATUTORY ACCOUNTING

The Company and its wholly-owned life insurance subsidiaries are required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company and its wholly-owned life insurance subsidiaries did not have a material effect on statutory equity at December 31, 1999.

Statutory financial statements differ from GAAP. Significant differences were as follows (in thousands):

                                                       1999               1998               1997
                                              --------------------------------------------------------
Net income:
 Statutory net income (1999 balance is
  unaudited)                                          $  350,294         $  259,903         $  327,813
 Deferred policy acquisition costs and cost
  of insurance purchased                                 200,285            116,597            103,872
 Deferred income taxes                                   (86,456)           (53,358)           (13,264)
 Adjustments to policy reserves                           23,110             52,445            (30,162)
 Goodwill amortization                                    (2,437)            (2,033)            (2,067)
 Net realized gain on investments                          2,246             41,488             20,139
 Litigation settlement                                         -            (63,112)                 -
 Other, net                                               10,864            (35,256)           (31,774)
                                              --------------------------------------------------------
GAAP net income                                       $  497,906         $  316,674         $  374,557
                                              ========================================================
Shareholders' equity:
 Statutory capital and surplus (1999 balance
  is unaudited)                                       $1,753,570         $1,670,412         $1,636,327

 Deferred policy acquisition costs and cost
  of insurance purchased                               1,975,667          1,109,831            835,031
 Deferred income taxes                                  (350,258)          (698,350)          (535,703)
 Adjustments to policy reserves                         (202,150)          (274,532)          (319,680)
 Acquisition-related goodwill                             52,317             54,754             51,424
 Asset valuation reserve ("AVR")                         351,904            310,564            255,975
 Interest maintenance reserve ("IMR")                     53,226             27,323              9,596
 Investment valuation differences                       (683,500)         1,487,658          1,272,339
 Surplus from separate accounts                         (180,362)          (174,447)          (150,928)
 Other, net                                               75,973             55,322              7,233
                                              --------------------------------------------------------
Total GAAP shareholders' equity                       $2,846,387         $3,568,535         $3,061,614
                                              ========================================================

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.2 STATUTORY ACCOUNTING (CONTINUED)


The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized (generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on estimates of mortality, interest, and withdrawals generally representing the Company's experience, which may differ from those based on statutory mortality and interest requirements without consideration of withdrawals; (c) deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse; (d) certain assets (principally furniture and equipment, agents' debit balances, computer software, and certain other receivables) are reported as assets rather than being charged to retained earnings; (e) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; and
(f) fixed maturity investments are carried at fair value rather than amortized cost. In addition, statutory accounting principles require life insurance companies to establish an AVR and an IMR. The AVR is designed to address the credit-related risk for bonds, preferred stocks, derivative instruments, and mortgages and market risk for common stocks, real estate, and other invested assets. The IMR is composed of investment- and liability-related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

1.3 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts. At December 31, 1999 and 1998, insurance investment contracts of $25.9 million and $24.1 million, respectively, were included in the Company's liabilities.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 1999 and 1998. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the net adjustment is recorded in accumulated other comprehensive income within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its fair value, and the reduction is recorded as a realized loss.

During 1999, the Company maintained a trading portfolio of certain fixed maturity securities. Trading securities are recorded at fair value. Unrealized and realized gains (losses) are included in net investment income. The Company held no trading securities at December 31, 1999, and trading securities did not have a material effect on net investment income in 1999.

MORTGAGE LOANS

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers all non-performing loans and loans for which management has a concern based on its assessment of risk factors, such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are considered to be collateral dependent and are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

POLICY LOANS

Policy loans are reported at unpaid principal balance.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS (CONTINUED)

INVESTMENT REAL ESTATE

Investment real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

INVESTMENT INCOME

Interest on fixed maturity securities and performing and restructured mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest and any amortization of premium or discount on delinquent mortgage loans is recorded as income only when actual interest payments are received. Dividends are recorded as income on ex-dividend dates.

REALIZED INVESTMENT GAINS

Realized investment gains (losses) are recognized using the specific-identification method.

1.5 SEPARATE ACCOUNTS

Separate Accounts are assets and liabilities associated with certain contracts, principally annuities; for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.6 DEFERRED POLICY ACQUISITION COSTS ("DPAC") AND COST OF INSURANCE PURCHASED ("CIP")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

CIP represents the cost assigned to insurance contracts in force that are acquired through the purchase of a block of business. At December 31, 1999, CIP of $19.0 million was reported within other assets.

DPAC and CIP associated with interest-sensitive life contracts, insurance investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. DPAC and CIP associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract.

DPAC and CIP are adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

The Company reviews the carrying amount of DPAC and CIP on at least an annual basis. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable.

1.7 PREMIUM RECOGNITION

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC (see Note 1.6).

For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other contracts, premiums are recognized when due.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.8 OTHER ASSETS

Acquisition-related goodwill, which is included in other assets, is charged to expense in equal amounts over 40 years. The carrying value of goodwill is regularly reviewed by management for indicators of impairment in value. If facts and circumstances suggest that goodwill is impaired, other than temporarily, the Company assesses the fair value of the underlying assets and reduces goodwill accordingly.

1.9 POLICY AND CONTRACT CLAIMS RESERVES

Substantially all of the Company's insurance and annuity liabilities relate to long duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.5% to 13.5% at December 31, 1999.

1.10 REINSURANCE

The Company limits its exposure to loss on any single insured to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability. The likelihood of a material reinsurance liability being reassumed by the Company is considered to be remote.

A receivable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. Reinsurance recoveries on ceded reinsurance contracts were $28 million, $63 million, and $25 million, during 1999, 1998, and 1997, respectively. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies. Benefits paid and future policy benefits related to ceded insurance contracts are recorded as reinsurance receivables.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.11 PARTICIPATING POLICY CONTRACTS

Participating life insurance accounted for approximately 1% and 2% of life insurance in force at December 31, 1999 and 1998, respectively.

The portion of earnings allocated to participating policyholders that cannot be expected to inure to shareholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $4.6 million in 1999.

1.12 INCOME TAXES

The Company and its life insurance subsidiaries, together with certain other life insurance subsidiaries of the Parent Company, are included in a life/non-life consolidated tax return with the Parent Company and its noninsurance subsidiaries. The Company participates in a tax sharing agreement with other companies included in the consolidated tax return. Under this agreement, tax payments are made to the Parent Company as if the companies filed separate tax returns; and companies incurring operating and/or capital losses are reimbursed for the use of these losses by the consolidated return group.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. Changes related to fluctuations in fair value of available-for-sale securities are included in the consolidated statements of comprehensive income and accumulated other comprehensive income in shareholder's equity.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.13 ACCOUNTING CHANGES

In 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, which requires all derivative instruments to be recognized at fair value in the balance sheet. Changes in the fair value of a derivative instrument will be reported as earnings or other comprehensive income, depending upon the intended use of the derivative instrument. The Company will adopt SFAS 133 on January 1, 2001. The Company does not expect adoption to have a material impact on the Company's results of operations and financial position.

2. INVESTMENTS

2.1 INVESTMENT INCOME

Investment income by type of investment was as follows:

                                            1999           1998           1997
                                     -------------------------------------------
                                                      (In Thousands)

Investment income:
 Fixed maturities                         $2,118,794    $2,101,730    $1,966,528
 Equity securities                            17,227         1,813         1,067
 Mortgage loans on real estate               134,878       148,447       157,035
 Investment real estate                       20,553        23,139        22,157
 Policy loans                                 69,684        66,573        62,939
 Other long-term investments                   7,539         3,837         3,135
 Short-term investments                       24,874        15,492         8,626
 Investment income from affiliates             8,695        10,536        11,094
                                     -------------------------------------------

Gross investment income                    2,402,244     2,371,567     2,232,581
Investment expenses                           54,048        54,634        33,958
                                     -------------------------------------------
Net investment income                     $2,348,196    $2,316,933    $2,198,623
                                     ===========================================

The carrying value of investments that produced no investment income during 1999 was less than 0.2% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.2 NET REALIZED INVESTMENT GAINS (LOSSES)

Realized gains (losses) by type of investment were as follows:

                                            1999            1998            1997
                                     -------------------------------------------
                                                       (In Thousands)

Fixed maturities:
 Gross gains                             $ 118,427      $ 20,109       $ 42,966
 Gross losses                             (102,299)      (62,657)       (34,456)
                                     -------------------------------------------
Total fixed maturities                      16,128       (42,548)         8,510
Equity securities                              793           645          1,971
Other investments                          (11,570)        8,118         19,384
                                     -------------------------------------------
Net realized investment gains
 (losses)                                    5,351       (33,785)        29,865
before tax
Income tax expense (benefit)                 1,874       (11,826)        10,452
Net realized investment gains
 (losses)                                $   3,477      $(21,959)      $ 19,413
after tax
                                     ===========================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES


All fixed maturity and equity securities are classified as available-for-sale and reported at fair value (see Note 1.4). Amortized cost and fair value at December 31, 1999 and 1998 were as follows:

                                             GROSS        GROSS
                               AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                  COST        GAIN        LOSS         VALUE
                              --------------------------------------------------
                                                (In Thousands)
DECEMBER 31, 1999
Fixed maturity securities:
Corporate securities:
   Investment-grade            $19,455,518    $134,003   $(704,194)  $18,885,326
   Below investment-grade        1,368,494      11,863    (114,260)    1,266,098
 Mortgage-backed securities*     6,195,003      45,022     (74,746)    6,165,279
 U.S. government obligations       276,621      15,217      (2,376)      289,462
 Foreign governments               245,782       5,774      (1,767)      249,789
 State and political               154,034         499     (10,836)      143,697
  subdivisions
 Redeemable preferred stocks        29,715          43           -        29,758
                               -------------------------------------------------
Total fixed maturity           $27,725,167    $212,421   $(908,179)  $27,029,409
 securities
                              ==================================================
Equity securities              $   198,640    $ 39,381   $    (956)  $   237,065
                              ==================================================
Investment in Parent Company   $     8,597    $ 44,486   $       -   $    53,083
                              ==================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

                                             GROSS        GROSS
                               AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                  COST        GAIN        LOSS         VALUE
                               -------------------------------------------------
                                                (In Thousands)
DECEMBER 31, 1998
Fixed maturity securities:
Corporate securities:
   Investment-grade            $18,800,553    $1,129,504  $(26,353)  $19,903,703
   Below investment-grade        1,409,198        33,910   (45,789)    1,397,320
 Mortgage-backed securities*     6,359,242       294,331      (870)    6,652,703
 U.S. government obligations       417,822        69,321      (178)      486,965
 Foreign governments               331,699        24,625    (2,437)      353,887
 State and political                86,778         4,796      (187)       91,387
  subdivisions
 Redeemable preferred stocks        20,313             -       (17)       20,296
                               -------------------------------------------------
Total fixed maturity           $27,425,605    $1,556,487  $(75,831)  $28,906,261
 securities
                               =================================================
Equity securities              $   193,368    $   19,426  $ (1,110)  $   211,684
                               =================================================
Investment in Parent Company   $     8,597    $   45,973  $      -   $    54,570
                               =================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

Net unrealized gains (losses) on securities included in accumulated comprehensive income in shareholders' equity at December 31 were as follows:

                                                        1999            1998
                                                 -------------------------------
                                                          (In Thousands)
Gross unrealized gains                                 $ 296,288      $1,621,883
Gross unrealized losses                                 (909,135)       (76,941)
DPAC and other fair value adjustments                    200,353       (488,120)
Deferred federal income taxes                             55,631       (377,718)
Net unrealized (losses) gains on securities            $(356,863)     $  679,104
                                                 ===============================

The contractual maturities of fixed maturity securities at December 31, 1999 were as follows:
                                       1999                            1998
                        --------------------------------------------------------
                          AMORTIZED      MARKET        AMORTIZED        MARKET
                             COST        VALUE           COST          VALUE
                        --------------------------------------------------------
                              (In thousands)                (In thousands)
Fixed maturity
 securities, excluding
 mortgage-backed
 securities:
   Due in one year or     $   810,124    $ 813,683     $ 531,496     $   536,264
    less
   Due after one year
    through five years      5,380,557     5,394,918     5,550,665      5,812,581

   Due after five years
    through ten years       8,350,207     8,080,065     9,229,980      9,747,761

   Due after ten years      6,988,799     6,575,461     5,754,220      6,156,950
Mortgage-backed             6,195,480     6,165,282     6,359,244      6,652,705
 securities
                        --------------------------------------------------------
Total fixed maturity      $27,725,167   $27,029,409    $27,425,605   $28,906,261
 securities
                        ========================================================

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $12.3 billion, $5.4 billion, and $14.8 billion during 1999, 1998, and 1997, respectively.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 1999 and 1998:

                                   OUTSTANDING     PERCENT OF         PERCENT
                                     AMOUNT           TOTAL        NONPERFORMING
                                  ----------------------------------------------
                                     (In Millions)

DECEMBER 31, 1999
Geographic distribution:
 South Atlantic                        $  470         24.6%            0.2%
 Pacific                                  363         18.9             7.8
 West South Central                       185          9.6             0.0
 East South Central                       144          7.5             0.0
 East North Central                       256         13.3             0.0
 Mid-Atlantic                             323         16.8             0.9
 Mountain                                 107          5.6            13.8
 West North Central                        43          2.2             0.0
 New England                               44          2.3             0.0
Allowance for losses                      (16)        (0.8)            0.0
                                  -------------------------------
Total                                  $1,919        100.0%            2.4%
                                  ===============================

Property type:
 Retail                                $  628         32.6%            2.5%
 Office                                   746         38.9             4.2
 Industrial                               302         15.7             0.0
 Apartments                               189          9.9             0.0
 Hotel/motel                               46          2.4             0.0
 Other                                     24          1.3             0.2
Allowance for losses                      (16)        (0.8)            0.0
                                  -------------------------------
Total                                  $1,919        100.0%            2.4%
                                  ===============================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

                                   OUTSTANDING     PERCENT OF         PERCENT
                                     AMOUNT           TOTAL        NONPERFORMING
                                  ----------------------------------------------
                                     (In Millions)
DECEMBER 31, 1998
Geographic distribution:
 South Atlantic                        $  429            27.6%         0.2%
 Pacific                                  320            20.6         10.4
 Mid-Atlantic                             326            20.9          4.1
 East North Central                       178            11.4          -
 Mountain                                  95             6.1          -
 West South Central                       118             7.5          -
 East South Central                        46             3.0          -
 West North Central                        33             2.1          -
 New England                               25             1.6          -
Allowance for losses                      (13)           (0.8)         -
                                  -------------------------------
Total                                  $1,557          100.00%         3.1%
                                  ===============================

Property type:
 Office                                $  593            38.1%         7.0%
 Retail                                   423            27.1          0.2
 Industrial                               292            18.8          -
 Apartments                               178            11.4          2.9
 Hotel/motel                               38             2.4          -
 Other                                     46             3.0          -
Allowance for losses                      (13)           (0.8)         -
                                  -------------------------------
Total                                  $1,557             100%         3.1%
                                  ===============================

Impaired mortgage loans on real estate and related interest income is not material.

                    American General Life Insurance Company

2.   INVESTMENTS (CONTINUED)

2.5 INVESTMENT SUMMARY

Investments of the Company were as follows:

                                           DECEMBER 31, 1999                              DECEMBER 31, 1998
                                -----------------------------------------------------------------------------------------
                                                           CARRYING                                       CARRYING
                                  COST       FAIR VALUE     AMOUNT           COST         FAIR VALUE       AMOUNT
                                -----------------------------------------------------------------------------------------
                                             (In Thousands)                                 (In Thousands)
Fixed maturities:
 Bonds:
   United States
    government and
    government agencies        $   276,621   $    289,462   $      289,462     $    417,822   $   486,965       $    486,965
    and authorities
   States, municipalities,
    and political                  154,034        143,697          143,697           86,778        91,387             91,387
    subdivisions
   Foreign governments              245,782       249,789          249,789          331,699       353,887            353,887
   Public utilities               1,468,758     1,465,129        1,465,129        1,777,172     1,895,326          1,895,326
   Mortgage-backed                6,195,003     6,165,279        6,165,279        6,359,242     6,652,703          6,652,703
    securities
   All other corporate           19,355,254    18,686,295       18,686,295       18,432,579    19,405,697         19,405,697
    bonds**
 Redeemable preferred                29,715        29,758           29,758           20,313        20,296             20,296
  stocks
                               ---------------------------------------------------------------------------------------------
Total fixed maturities           27,725,167    27,029,409       27,029,409       27,425,605    28,906,261         28,906,261
Equity securities:
 Common stocks:
   Banks, trust, and
    insurance companies                   -             -                -                -             -                  -

   Industrial,
    miscellaneous, and              180,849       219,089          219,089          176,321       211,684            211,684
    other

   Nonredeemable preferred
    stocks                           17,791        17,976           17,976           17,047             -                  -
                               ---------------------------------------------------------------------------------------------

Total equity securities             198,640       237,065          237,065          193,368       211,684            211,684
Mortgage loans on real            1,918,956     1,829,212        1,918,956        1,557,268     1,607,599          1,557,268
 estate*
Investment real estate              125,563       XXXXXXX          125,563          119,520       xxxxxxx            119,520
Policy loans                      1,234,729     1,205,056        1,234,729        1,170,686     1,252,409          1,170,686
Other long-term investments         129,155       XXXXXXX          129,155           86,194       xxxxxxx             86,194
Short-term investments              123,779       XXXXXXX          123,779          222,949       xxxxxxx            222,949
                               ---------------------------------------------------------------------------------------------
Total investments               $31,455,989  $    XXXXXXX   $   30,798,656     $ 30,775,590   $   xxxxxxx       $ 32,274,562
                                ============================================================================================

 * Amount is net of allowance for losses of $16 million and $13 million at December 31, 1999 and 1998, respectively.

** Includes derivative financial instruments with negative fair values of $4.7 million and $1.0 million and positive fair values of $2.3 million and $24.3 million at December 31, 1999 and 1998, respectively.

                    American General Life Insurance Company

3. DEFERRED POLICY ACQUISITIONS COSTS

The balance of DPAC at December 31 and the components of the change reported in operating costs and expenses for the years then ended were as follows:

                                         1999            1998            1997
                                       --------------------------------------
                                                    (In Thousands)
Balance at January 1                   $1,087,718   $  835,031     $1,042,783
 Capitalization                           307,854      244,196        219,339
 Amortization                            (101,066)    (125,062)      (115,467)
 Effect of realized and unrealized
  gains (losses) on securities            662,147      133,553       (311,624)
                                       --------------------------------------
Balance at December 31                 $1,956,653   $1,087,718      $  835,031
                                       =======================================

4. OTHER ASSETS

Other assets consisted of the following:

                                                            DECEMBER 31
                                                        1999           1998
                                                 ------------------------------
                                                          (In Thousands)

Goodwill                                                $ 52,317       $ 54,754
American General Corporation CBO (Collateralized
 Bond Obligation) 98-1 Ltd.                                    -          9,740

Cost of insurance purchased ("CIP")                       19,014         22,113
Computer software                                        117,571         78,775
Other                                                     61,397         40,936
                                                 ------------------------------
Total other assets                                      $250,299       $206,318
                                                 ==============================

                    American General Life Insurance Company

4. OTHER ASSETS (CONTINUED)

A rollforward of CIP for the year ended December 31, 1999, was as follows:

                                                                     1999
                                                                 ------------

                                                                      (In
                                                                  Thousands)

Balance at January 1                                               $  22,113
Acquisition of business                                                    -
Accretion of interest at 5.02%                                           926
Amortization                                                          (4,025)
                                                                   ---------
Balance at December 31                                             $  19,014
                                                                   =========

5. FEDERAL INCOME TAXES

5.1 TAX LIABILITIES

Income tax liabilities were as follows:

                                                             DECEMBER 31
                                                        1999            1998
                                                   -----------------------------
                                                          (In Thousands)

Current tax (receivable) payable                        $ 25,074      $ (21,035)
Deferred tax liabilities, applicable to:
 Net income                                              405,889        320,632
 Net unrealized investment gains                         (55,631)       377,718
                                                   -----------------------------
Total deferred tax liabilities                           350,258        698,350
                                                   -----------------------------
Total current and deferred tax liabilities              $375,332       $677,315
                                                   =============================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.1 TAX LIABILITIES (CONTINUED)

Components of deferred tax liabilities and assets at December 31 were as follows:

                                                       1999             1998
                                                     --------------------------
                                                           (In Thousands)

Deferred tax liabilities applicable to:
 Deferred policy acquisition costs                     $ 601,678     $  307,025
 Basis differential of investments                             -        590,661
 Other                                                   171,763        150,189
                                                     ---------------------------

Total deferred tax liabilities                           773,441      1,047,875

Deferred tax assets applicable to:
 Policy reserves                                        (215,465)      (212,459)
 Basis differential of investments                      (158,421)             -
 Other                                                  (141,236)      (137,066)
                                                      --------------------------

Total deferred tax assets before valuation
allowance                                               (515,122)      (349,525)
Valuation allowance                                       91,939              -
                                                      --------------------------

Total deferred tax assets, net of valuation
allowance                                               (423,183)      (349,525)
                                                      --------------------------
Net deferred tax liabilities                           $ 350,258     $  698,350
                                                      ==========================

A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations, is distributed as dividends, or unless the income tax deferred status of such amount is modified by future tax legislation. Such income, accumulated in policyholders' surplus accounts, totaled $88.2 million at December 31, 1999. At current corporate rates, the maximum amount of tax on such income is approximately $30.9 million. Deferred income taxes on these accumulations are not required because no distributions are expected.

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.1 TAX LIABILITIES (CONTINUED)

Components of income tax expense for the years were as follows:

                                            1999            1998          1997
                                           -------------------------------------
                                                      (In Thousands)

Current expense                             $176,725      $134,344     $185,460
Deferred expense (benefit):
 Deferred policy acquisition cost             65,377        33,230       27,644
 Policy reserves                             (22,654)        2,189      (27,496)
 Basis differential of investments            (4,729)       11,969        3,769
 Litigation settlement                        22,641       (33,983)           -
 Year 2000                                         -        (9,653)           -
 Internally developed software                18,654             -            -
 Other, net                                    7,182        15,623        9,347
                                           -------------------------------------
Total deferred expense                        86,471        19,375       13,264
                                           -------------------------------------
Income tax expense                          $263,196      $153,719     $198,724
                                           =====================================


5.2 TAX EXPENSE


A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                            1999            1998          1997
                                           -------------------------------------
                                                      (In Thousands)
Income tax at statutory percentage
 of GAAP pretax income                      $266,386      $164,638     $200,649
Tax-exempt investment income                 (16,423)      (11,278)      (9,493)
Goodwill                                         853           712          723
Other                                         12,380          (353)       6,845
                                           -------------------------------------
Income tax expense                          $263,196        $153,719   $198,724
                                           =====================================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.3 TAXES PAID

Income taxes paid amounted to approximately $126 million, $159 million, and $168 million in 1999, 1998, and 1997, respectively.

5.4 TAX RETURN EXAMINATIONS

The Parent Company and the majority of its subsidiaries file a consolidated federal income tax return. The Internal Revenue Service ("IRS") has completed examinations of the Parent Company's tax returns through 1992. The IRS is currently examining tax returns for 1993 through 1996. In addition, the tax returns of companies recently acquired are also being examined. Although the final outcome of any issues raised in examination is uncertain, the Parent Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements.

6. TRANSACTIONS WITH AFFILIATES

Affiliated notes and accounts receivable were as follows:

                                  DECEMBER 31, 1999             DECEMBER 31, 1998
                          ------------------------------------------------------------
                              PAR VALUE      BOOK VALUE     PAR VALUE      BOOK VALUE
                          ------------------------------------------------------------

                                                  (In Thousands)

American General
 Corporation, 9 3/8%,       $  4,725          $  3,410       $ 4,725        $  3,345
 due 2008
American General
 Corporation, Promissory
 notes, due 2004             12,232            12,232        14,679          14,679
American General
 Corporation, Restricted
 Subordinated Note,
 13 1/2%, due 2002           27,378            27,378        29,435          29,435
                           ------------------------------------------------------------
Total notes receivable
 from affiliates             44,335            43,020        48,839          47,459
Accounts receivable from
 affiliates                       -            32,175             -          113,637
                          ------------------------------------------------------------
Indebtedness from          $44,335           $75,195        $48,839        $161,096
 affiliates
                          ============================================================

                    American General Life Insurance Company

6. TRANSACTIONS WITH AFFILIATES (CONTINUED)

Various American General companies provide services to the Company, principally mortgage servicing and investment management services, provided by American General Investment Management Corporation on a fee basis. The Company paid approximately $55,318,000, $46,921,000, and $33,916,000 for such services in
1999, 1998, and 1997, respectively. Accounts payable for such services at December 31, 1999 and 1998 were not material. The Company rents facilities and provides services on an allocated cost basis to various American General companies. Beginning in 1998, amounts received by the Company from affiliates include amounts received by its wholly-owned, non-life insurance subsidiary, American General Life Companies ("AGLC"). AGLC provides shared services, including technology, to a number of American General Corporation's life insurance subsidiaries. The Company received approximately $138,885,000, $66,550,000, and $6,455,000 for such services and rent in 1999, 1998, and 1997, respectively. Accounts receivable for rent and services at December 31, 1999 and 1998 were not material.

The Company has 8,500 shares of $100 par value cumulative preferred stock authorized and outstanding with an $80 dividend rate, redeemable at $1,000 per share after December 31, 2000. The holder of this stock, The Franklin Life Insurance Company ("Franklin"), an affiliated company, is entitled to one vote per share, voting together with the holders of common stock.

7. STOCK-BASED COMPENSATION

Certain officers of the Company participate in American General Corporation's stock and incentive plans which provide for the award of stock options, restricted stock awards, performance awards, and incentive awards to key employees. Stock options constitute the majority of such awards. American General Corporation follows the intrinsic value method of accounting for stock options as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Therefore, the expense related to stock options is measured as the excess of the market price of the stock at the measurement date over the exercise price. The measurement date is the first date on which both the number of shares that the employee is entitled to receive and the exercise price are known. Under the stock option plans, no expense is recognized, since the market price equals the exercise price at the measurement date.

                    American General Life Insurance Company

7. STOCK-BASED COMPENSATION (CONTINUED)

Under an alternative accounting method of accounting under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, compensation expense arising from stock options would be measured at the estimated fair value of the options at the date of grant. Had compensation expense for the stock options been determined using this method, net income would have been as follows:

                                            1999           1998           1997
                                     ---------------------------------------------
                                                      (In Thousands)
Net income as reported                      $497,906       $316,674       $374,557
Net income pro forma                        $495,331       $315,078       $373,328

The average fair values of the options granted during 1999, 1998, and 1997 were $17.06, $15.38, and $10.33, respectively. The fair value of each option was estimated at the date of grant using a Black-Scholes option pricing model. The weighted average assumptions used to estimate the fair value of the stock options were as follows:

                                               1999            1998            1997
                                       -----------------------------------------------
Dividend yield                                   2.5%            2.5%            3.0%
Expected volatility                             24.4%           23.0%           22.0%
Risk-free interest rate                         4.95%           5.76%            6.4%
Expected life                                 6 years         6 years         6 years

8. BENEFIT PLANS

8.1 PENSION PLANS


The Company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

Equity and fixed maturity securities were 71% and 26%, respectively, of the plans' assets at the plans' most recent balance sheet dates. Additionally, 1% of plan assets were invested in general investment accounts of the Parent Company's subsidiaries through deposit administration insurance contracts.

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.1 PENSION PLANS (CONTINUED)

The benefit plans have purchased annuity contracts from American General Corporation's subsidiaries to provide benefits for certain retirees. These contracts are expected to provide future annual benefits to certain retirees of American General Corporation and its subsidiaries of approximately $59 million.

The components of pension expense and underlying assumptions were as follows:

                                             1999            1998            1997
                                     -----------------------------------------------
                                                        (In Thousands)

Service cost                                $  3,575         $ 3,693         $ 1,891
Interest cost                                  7,440           6,289           2,929
Expected return on plan assets               (12,670)         (9,322)         (5,469)
Amortization                                    (820)           (557)            195
Pension (income) expense                    $ (2,475)        $   103         $  (454)
                                     ===============================================

Discount rate on benefit obligation             7.75%           7.00%           7.25%
Rate of increase in compensation levels         4.25%           4.25%           4.00%
Expected long-term rate of return on
 plan assets                                   10.35%          10.25%          10.00%


The Company's funding policy is to contribute annually no more than the maximum deductible for federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

                                                        1999            1998
                                                 -------------------------------
                                                           (In Thousands)

Projected benefit obligation (PBO)                      $100,600        $ 96,554
Plan assets at fair value                                145,863         120,898
                                                 -------------------------------
Plan assets at fair value in excess of PBO                45,263          24,344
Other unrecognized items, net                            (26,076)        (10,176)
                                                 -------------------------------
Prepaid pension expense                                 $ 19,187        $ 14,168
                                                 ===============================

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.1 PENSION PLANS (CONTINUED)

The change in PBO was as follows:

                                                        1999            1998
                                                 -------------------------------
                                                           (In Thousands)

PBO at January 1                                        $ 96,554         $43,393
Service and interest costs                                11,015           9,982
Benefits paid                                             (4,919)         (1,954)
Actuarial loss                                           (12,036)         17,089
Amendments, transfers, and acquisitions                    9,986          28,044
                                                 -------------------------------
PBO at December 31                                      $100,600         $96,554
                                                 ===============================

The change in the fair value of plan assets was as follows:

                                                        1999            1998
                                                 -------------------------------
                                                           (In Thousands)

Fair value of plan assets at January 1                  $120,898        $ 80,102
Actual return on plan assets                              17,934          12,269
Benefits paid                                             (4,919)         (1,954)
Acquisitions and other                                    11,950          30,481
                                                 -------------------------------
Fair value of plan assets at December 31                $145,863        $120,898
                                                 ===============================

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS


The Company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.2 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)

The life plans are insured through December 31, 1999. A portion of the retiree medical and dental plans is funded through a voluntary employees' beneficiary association ("VEBA"); the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

Postretirement benefit expense in 1999, 1998, and 1997 was $254,000, $60,000, and $601,000, respectively. The accrued liability for postretirement benefits was $18.8 million and $19.2 million at December 31, 1999 and 1998, respectively. These liabilities were discounted at the same rates used for the pension plans.

9. DERIVATIVE FINANCIAL INSTRUMENTS

9.1 USE OF DERIVATIVE FINANCIAL INSTRUMENTS

The Company's use of derivative financial instruments is generally limited to reducing its exposure to interest rate and currency exchange risk by utilizing interest rate and currency swap agreements, and options to enter into interest rate swap agreements (called swaptions). The Company accounts for these derivative and financial instruments as hedges. Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge.

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS

Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis, or vice versa, and to hedge against the risk of declining interest rates on anticipated security purchases. Interest rate swap agreements are also used to convert a portion of floating -rate borrowings to a fixed rate and to hedge against the risk of rising interest rates on anticipated debt issuances.

Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates and to hedge against currency rate fluctuation on anticipated security purchases.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS (CONTINUED)

The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

The fair values of swap agreements are recognized in the consolidated balance sheets if the hedge investments are carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in other accumulated comprehensive income in shareholders' equity, consistent with the treatment of the related investment security. The fair values of swap agreements hedging debt are not recognized in the consolidated balance sheet.

For swap agreements hedging anticipated investment purchases or debt issuances, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment or debt. If the underlying investment or debt is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS (CONTINUED)

Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                                        1999            1998
                                                 -------------------------------
                                                        (Dollars in Millions)
Interest rate swap agreements to receive fixed rate:
 Notional amount                                        $ 160           $ 369
 Average receive rate                                    6.73%           6.06%
 Average pay rate                                        6.55%           5.48%
Currency swap agreements (receive U.S.
 dollars/pay Canadian dollars):
   Notional amount (in U.S. dollars)                    $ 124           $ 124
   Average exchange rate                                 1.50            1.50
Currency swap agreements (receive U.S. dollars/pay
 Australian dollars):
   Notional amount (in U.S. dollars)                    $  23           $   -
   Average exchange rate                                 0.65               -

9.3 CALL SWAPTIONS


Options to enter into interest rate swap agreements are used to limit the Company's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods. During such periods, the spread between investment yields and interest crediting rates may be reduced as a result of certain limitations on the Company's ability to manage interest crediting rates. Call swaptions allow the Company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively increasing the spread between investment yields and interest crediting rates.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.3 CALL SWAPTIONS (CONTINUED)

Premiums paid to purchase call swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a call swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to income. If a call swaption ceases to be an effective hedge, any related gain or loss is recognized in income.

Swaptions at December 31 were as follows:

                                                        1999            1998
                                                 -------------------------------
                                                        (Dollars in Billions)
Call swaptions:
 Notional amount                                        $3.78           $1.76
 Average strike rate                                     4.52%           3.97%

Put swaptions:
 Notional amount                                        $2.14           $1.05
 Average strike rate                                     8.60%           8.33%

9.4 CREDIT AND MARKET RISK


Derivative financial instruments expose the Company to credit risk in the event of non-performance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the Company's consolidated results of operations or financial position.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all the Company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding evaluation of related policyholders liabilities can be misinterpreted.

The following methods and assumptions were used to estimate the fair value of financial instruments:

     FIXED MATURITY AND EQUITY SECURITIES

     Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

     MORTGAGE LOANS ON REAL ESTATE

     Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

     POLICY LOANS

     Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions, incorporating market rates.

     INVESTMENT IN PARENT COMPANY

     The fair value of the investment in Parent Company is based on quoted market prices of American General Corporation common stock.

     INSURANCE INVESTMENT CONTRACTS

     Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     INDEBTEDNESS FROM AFFILIATES

     Indebtedness from affiliates is composed of accounts receivable and notes receivable from affiliates. Due to the short-term nature of accounts receivable, fair value is assumed to equal carrying value. Fair value of notes receivable was estimated using discounted cash flows based on contractual maturities and discount rates that were based on U.S. Treasury rates for similar maturity ranges.

11. DIVIDENDS PAID

American General Life Insurance Company paid $187 million, $244 million, and $401 million, in dividends on common stock to AGC Life Insurance Company in 1999, 1998, and 1997, respectively. The Company also paid $680 thousand per year in dividends on preferred stock to an affiliate, The Franklin Life Insurance Company, in 1999, 1998, and 1997.

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES

The Company and its insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. At December 31, 1999, approximately $2.6 billion of consolidated shareholder's equity represents net assets of the Company, which cannot be transferred, in the form of dividends, loans, or advances to the Parent Company. Approximately $1.9 billion of consolidated shareholders' equity is similarly restricted as to transfer from its subsidiaries to the Company.

Generally, the net assets of the Company's subsidiaries available for transfer to the Parent are limited to the amounts that the subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payments of such amounts as dividends may be subject to approval by regulatory authorities and are generally limited to the greater of 10% of policyholders' surplus or the previous year's statutory net gain from operations.

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

                    American General Life Insurance Company

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices, and a number of these lawsuits have resulted in substantial settlements. On December 16, 1998, American General Corporation announced that certain of its life insurance subsidiaries had entered into agreements to resolve all pending market conduct class action lawsuits.

In conjunction with the proposed settlements, the Company recorded a charge of $97.1 million ($63.1 million after-tax) in the fourth quarter of 1998. The charge covers the cost of policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs.

On December 31, 1998, the Company entered into an agreement with the Parent Company whereby the Company assigned, and the Parent Company assumed, $80.1 million of the liabilities of the Company related to the proposed resolution. The liabilities of American General Life Insurance Company of New York, which totaled $17.0 million, were not assumed by the Parent Company. As consideration for the assumption of the liabilities, the Company paid the Parent Company an amount equal to the liabilities recorded with respect to the proposed resolution of the litigation. The litigation liabilities were reduced by payments of $2.7 million, and the remaining balance of $94.4 million was included in other liabilities on the Company's balance sheet at December 31, 1998. All settlements were finalized in 1999.

The Company is party to various other lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings, including those filed by individuals who have excluded themselves from the market conduct settlement, and lawsuits relating to policies not covered by the market conduct settlements, arise in jurisdictions, such as Alabama and Mississippi, that permit damage awards disproportionate to the actual economic damages incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's consolidated results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in jurisdictions like Alabama and Mississippi continues to create the potential for an unpredictable judgment in any given suit.

                    American General Life Insurance Company

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

The increase in the number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in increased assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 1999 and 1998, the Company has accrued $8.6 million and $6.0 million, respectively, for guaranty fund assessments, net of $3.4 million and $3.7 million, respectively, of premium tax deductions. The Company has recorded receivables of $4.4 million and $6.2 million at December 31, 1999 and 1998, respectively, for expected recoveries against the payment of future premium taxes. Expenses incurred for guaranty fund assessments were $2.1 million, $3.6 million, and $2.1 million in 1999, 1998, and 1997, respectively.

                    American General Life Insurance Company

13. REINSURANCE

Reinsurance transactions for the years ended December 31, 1999, 1998, and 1997 were as follows:

                                                                                             PERCENTAGE
                                               CEDED TO        ASSUMED                        OF AMOUNT
                             GROSS              OTHER        FROM OTHER                       ASSUMED TO
                             AMOUNT            COMPANIES      COMPANIES      NET AMOUNT           NET
                            ---------------------------------------------------------------------------
                                               (In Thousands)
DECEMBER 31, 1999
Life insurance in force         $50,060,334     $17,056,734       $524,062     $33,527,662          1.56%
                            ==============================================================
Premiums:
 Life insurance and annuities   $   101,900     $    49,530       $    252     $    52,622          0.48%
 Accident and health insurance          977              84              -             893          0.00%
                            --------------------------------------------------------------
Total premiums                  $   102,877     $    49,614       $    252     $    53,515          0.47%
                            ===============================================================

DECEMBER 31, 1998
Life insurance in force         $46,057,031     $13,288,183       $629,791     $33,398,639          1.89%
                             =============================================================
Premiums:
 Life insurance and annuities   $    90,298     $    42,235       $    117     $    48,180          0.24%
 Accident and health insurance        1,134              87              -           1,047          0.00%
                              ------------------------------------------------------------
Total premiums                  $    91,432     $    42,322       $    117     $    49,227          0.24%
                              ============================================================
DECEMBER 31, 1997
Life insurance in force         $45,963,710     $10,926,255       $  4,997     $35,042,452          0.01%
                              ============================================================
Premiums:
 Life insurance and annuities   $   100,357     $    37,294       $     75     $    63,138          0.12%
 Accident and health insurance        1,208             172              -           1,036          0.00%
                              ------------------------------------------------------------
Total premiums                  $   101,565     $    37,466       $     75     $    64,174          0.12%
                              ============================================================

Reinsurance recoverable on paid losses was approximately $8.0 million, $7.7 million, and $2.3 million at December 31, 1999, 1998, and 1997, respectively. Reinsurance recoverable on unpaid losses was approximately $10.5 million, $2.5 million, and $3.2 million at December 31, 1999, 1998, and 1997, respectively.

                    American General Life Insurance Company

14. YEAR 2000 CONTINGENCY (UNAUDITED)

Currently, all of our major technology systems, programs, and applications, including those which rely on third parties, are operating smoothly following our transition into 2000. We have experienced no interruptions to normal business operations, including the processing of customer account data and transactions. We will continue to monitor our technology systems, including critical third-party dependencies, as necessary to maintain our Year 2000 readiness. We do not expect any future disruptions, if they occur, to have a material effect on the Company's results of operations, liquidity, or financial condition.

15. DIVISION OPERATIONS

15.1 NATURE OF OPERATIONS

The Company manages its business operation through two divisions, which are based on products and services offered.

RETIREMENT SERVICES

The Retirement Services Division provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector, and other not-for-profit organizations marketed nationwide through exclusive sales representatives.

LIFE INSURANCE

The Life Insurance division provides traditional, interest-sensitive, and variable life insurance and annuities to a broad spectrum of customers through multiple distribution channels focused on specific market segments.

                    American General Life Insurance Company

15. DIVISION OPERATIONS

15.2 DIVISION RESULTS

Results of each division exclude goodwill amortization, net realized investment gains, and non-recurring items.

Division earnings information was as follows:

                              REVENUES                 INCOME BEFORE TAXES                EARNINGS
                     ----------------------------------------------------------------------------------------
                      1999       1998      1997      1999      1998       1997     1999      1998       1997
                     ----------------------------------------------------------------------------------------

                                                       In Millions
Retirement Services    $2,088    $1,987     $1,859   $ 567    $ 469       $ 398    $ 374    $ 315       $ 261
Life Insurance            883       870        822     191      162         147      123      107          97
                      ---------------------------------------------------------------------------------------
Total divisions         2,971     2,857      2,681     758      631         545      497      422         358
Goodwill
 amortization               -         -          -      (2)      (2)         (2)      (2)      (2)         (2)
RG (L)                      5       (34)        30       5      (34)         30        3      (22)         19
Nonrecurring items          -         -          -       -    (125)(a)        -        -      (81)(a)       -
                     ----------------------------------------------------------------------------------------
Total consolidated     $2,976    $2,823     $2,711   $ 761    $ 470       $ 573    $ 498    $ 317       $ 375
                      =======================================================================================

(a) Includes $97 million pretax ($63 million after-tax) in litigation settlements and $28 million pretax ($18 million after-tax) in Year 2000 costs.

Division balance sheet information was as follows:

                                            ASSETS                    LIABILITIES
                                --------------------------------------------------------
                                                        December 31
                                --------------------------------------------------------
In millions                           1999          1998          1999          1998
                                --------------------------------------------------------

Retirement Services                    $47,323       $41,347       $45,359       $38,841
Life Insurance                           9,837         8,894         8,955         7,831
                                --------------------------------------------------------
Total consolidated                     $57,160       $50,241       $54,314       $46,672
                                ========================================================

INDEX OF WORDS AND PHRASES

     This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                                                           PAGE TO
                                                         SEE IN THIS
DEFINED TERM                                              PROSPECTUS
-------------------------------------------------------------------------
accumulation value.....................................      6
AGLC...................................................      57
AGL....................................................      34
amount at risk.........................................      8
automatic rebalancing..................................      6
base coverage..........................................      15
basis..................................................      36
beneficiary............................................      41
cash surrender value...................................      23
cash value accumulation test...........................      15
close of business......................................      43
Code...................................................      35
cost of insurance rates................................      8, 43
daily charge...........................................      8
date of issue..........................................      44
death benefit..........................................      15
declared fixed interest account option.................      1
dollar cost averaging..................................      6
full surrender.........................................      23
Fund, Funds............................................      2
grace period...........................................      17
guarantee period, guarantee period benefit.............      18
guideline premium test.................................      15
insured person.........................................      4, 15
investment option......................................      1
lapse..................................................      17
loan, loan interest....................................      24
maturity, maturity date................................      25
modified endowment contract............................      27, 35
monthly deduction day..................................      44
monthly guarantee premium..............................      17
monthly insurance charge...............................      8
Mutual Fund............................................      2
option 1, 2............................................      15

                                                           PAGE TO
                                                         SEE IN THIS
DEFINED TERM                                              PROSPECTUS
-------------------------------------------------------------------------
partial surrender......................................      23
payment option.........................................      25
planned periodic premium...............................      17
Policy, Policies.......................................      1
Policy loans...........................................      24
Policy month, year.....................................      44
premium classes........................................      26
premium payments.......................................      5
reinstate, reinstatement...............................      17
SEC....................................................      2
separate account.......................................      1, 34
Separate Account VL-R..................................      34
seven-pay test.........................................      35
specified amount.......................................      15
Springfield Service Center.............................      4
supplemental coverage..................................      15
surrender, full surrender..............................      23
telephone transactions.................................      28
transfers..............................................      19
valuation date, period.................................      43
variable investment option.............................      1

     We have filed a registration statement relating to Separate Account VL-R and the Policy with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's Website at http://www.sec.gov or main office in Washington, D.C. You will have to pay a fee for the material.

     You should rely only on the information contained in this prospectus or sales materials we have approved. We have not authorized anyone to provide you with information that is different. The policies are not available in all states. This prospectus is not an offer in any state to any person if the offer would be unlawful.

PART II

(OTHER INFORMATION)


UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

     American General Life Insurance Company's Bylaws provide in Article VII,
Section 1 for indemnification of directors, officers and employees of the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

     American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.
Cross-Reference Table.
Prospectus, consisting of 60 pages of text, plus 46 financial pages of
     American General Life Insurance Company.
The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(e)(2)(A).
The signatures.
Written Consents of the following persons:
     Independent Auditors


The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

          (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

          (1)(b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

          (2)    Not applicable.

          (3)(a) Distribution Agreement between American General Life Insurance Company and American General Distributors, Inc. effective November 1, 2000. (17)

          (3)(b) Form of Selling Group Agreement effective November 1, 2000.
                 (17)

          (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this amended Registration Statement).

          (4)    Not applicable.

          (5) Specimen form of "Platinum Investor III" Variable Universal Life Insurance Policy (Policy Form No. 00600). (Filed herewith)

          (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

          (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

          (6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

          (7)          Not applicable.

          (8)(a)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

          (8)(a)(ii) Form of Amendment Four to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (17)

          (8)(b)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company.
                       (10)

          (8)(b)(ii) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company dated as of July 21, 1998. (8)

          (8)(b)(iii) Form of Amendment Two to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (19)

          (8)(b)(iv) Form of Amendment Three to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (17)

          (8)(c)(i) Form of Participation Agreement Between American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

          (8)(c)(ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (8)

          (8)(c)(iii) Form of Amendment Two to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (16)

          (8)(d)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

          (8)(d)(ii) Form of Amendment Five to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (19)

          (8)(e)(i) Participation Agreement by and among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP., Van Kampen American Capital Distributors, Inc., American General Life Insurance Company and American General Securities Incorporated (9)

          (8)(e)(ii) Amendment Number 1 to Participation Agreement by and among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, Van Kampen American Capital Distributors, Inc., American General Life Insurance Company and American General Securities Incorporated. (11)

          (8)(e)(iii) Form of Amendment Seven to Participation Agreement among Morgan Stanley Universal Funds, Inc., Van Kampen American Capital Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, American General Life Insurance Company and American General Securities Incorporated. (17)

          (8)(f) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

          (8)(g)(i) Form of Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and SAFECO Securities, Inc. (6)

          (8)(g)(ii) Form of Amendment Four to Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and SAFECO Securities, Inc. (17)

          (8)(h)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

          (8)(h)(ii) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

          (8)(h)(iii) Form of Amendment Six to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Securities Incorporated (17)

          (8)(i) Form of Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (15)

          (8)(j)(i) Sales Agreement by and between American General Life Insurance Company, Neuberger & Berman Advisors Management Trust and Neuberger & Berman Management Incorporated.
                       (15)

          (8)(j)(ii) Form of Assignment and Modification Agreement by and between Neuberger & Berman Management Incorporated and American General Life Insurance Company. (15)

          (8)(k) Form of Participation Agreement by and between American General Life Insurance Company, Ayco Asset Management and Ayco Series Trust. (19)

          (8)(l) Form of Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (19)

          (8)(m) Form of Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II. (19)

          (8)(n) Form of Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC. (19)

          (8)(o) Form of Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (19)

          (8)(p) Form of Participation Agreement by and between American General Life Insurance Company, Warburg Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (19)

          (8)(q) Form of Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company.
                       (19)

          (8)(r) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (5)

          (8)(s) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (14)

          (8)(t) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company dated February 1, 2000. (20)

          (8)(u) Administrative Services Agreement between American General Life Insurance Company and Van Kampen Asset Management Inc. (14)

          (8)(v) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

          (8)(w) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (4)

          (8)(x) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (4)

          (8)(y) Amendment to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation effective as of December 1, 1998. (4)

          (8)(z) Form of Administrative Services Agreement by and between Ayco Asset Management and American General Life Insurance Company. (19)

          (8)(aa) Form of Administrative Services Agreement by and between American General Life Insurance Company and Morgan Guaranty Trust Company of New York. (19)

          (8)(bb) Form of Administrative Services Agreement by and between American General Life Insurance Company and Neuberger & Berman Management Incorporated. (15)

          (8)(cc) Form of Services Agreement by and between American General Life Insurance Company and Pacific Investment Management, LLC. (19)

          (8)(dd) Form of Administrative Services Agreement by and between American General Life Insurance Company and Credit Suisse Asset Management, LLC. (19)

          (9)          Not applicable.

          (10)(a)      Single Insured Life Insurance Application - Part A. (13)

          (10)(b)      Single Insured Life Insurance Application - Part B. (13)

          (10)(c)      Medical Exam Form Life Insurance Application. (13)

          (10)(d) Specimen form of supplemental application for variable life insurance issued by AGL on Policy Form No. 00600. (Filed herewith)

          (10)(e) Specimen form of Service Request Form for Home Office. (Filed herewith)

          (10)(f)      Service Request Form for Springfield Service Center. (12)

     Other Exhibits

          2(a) Opinion and Consent of Pauletta P. Cohn, Deputy General Counsel of American General Life Companies. (Filed herewith)

          2(b) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

          3     Not applicable.

          4     Not applicable.

          6     Consent of Independent Auditors.  (Filed herewith)

          7     Powers of Attorney.  (Filed herewith on Signature Pages)

          27    Financial Data Schedule.  (Not applicable)

/1/ Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on December 18, 1997.

/2/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company filed on October 16, 1991.

/3/ Incorporated herein by reference to the filing of Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company filed on April 30, 1992.

/4/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on January 15, 1999.

/5/ Incorporated by reference to the filing of Pre-Effective Amendment No. 3 of the Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

/6/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

/7/ Incorporated by reference to the filing of Pre-Effective Amendment No. 23 to the Form N-4 Registration Statement of American General Life Insurance Company's Separate Account A (File No. 33-44745) filed on April 24, 1998.

/8/ Incorporated by reference to the filing of the Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D, filed on March 18, 1999.

/9/ Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1997.

/10/ Incorporated by reference to Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-40637) of Separate Account D of American General Life Insurance Company filed on February 12, 1998.

/11/ Incorporated by reference to Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-80191) of Separate Account VL-R of American General Life Insurance Company filed on August 25, 1999.

/12/ Incorporated herein by reference to Post-Effective Amendment No. 2 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on April 21, 1999.

/13/ Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on October 29, 1999.

/14/ Incorporated by reference to Post-Effective Amendment No. 18 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company filed on April 12, 2000.

/15/ Incorporated by reference to Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on January 21, 2000.

/16/ To be filed by amendment.

/17/ Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on October 11, 2000.

/18/ Incorporated by reference to the initial filing of Form S-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on August 8, 2000.

/19/ Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

/20/ Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-90787) of American General Life Insurance Company Separate Account VL-R filed on February 4, 2000.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Thomas M. Zurek, Robert F. Herbert, Jr. and Pauletta P. Cohn and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this amended registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 25/th/ day of October, 2000.


                                     AMERICAN GENERAL LIFE INSURANCE
                                     COMPANY
                                     SEPARATE ACCOUNT VL-R
                                     (Registrant)

                                BY:  AMERICAN GENERAL LIFE INSURANCE
                                     COMPANY
                                     (On behalf of the Registrant and itself)



                                BY:  /s/ ROBERT F. HERBERT, JR.
                                     -----------------------------------------
                                     Robert F. Herbert, Jr.
                                     Senior Vice President, Treasurer and
                                     Controller

[SEAL]



ATTEST:         /s/ LAUREN W. JONES
                ---------------------------
                Lauren W. Jones
                Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following officers and directors of American General Life Insurance Comany in the capacities and on the dates indicated.


Signature                   Title                               Date
---------                   -----                               ----

/s/ RODNEY O. MARTIN, JR.   Director, Chairman and              October 25, 2000
-------------------------   Chief Executive Officer
Rodney O. Martin, Jr.



/s/ DONALD W. BRITTON       Director and President              October 25, 2000
-------------------------
Donald W. Britton



/s/ DAVID L. HERZOG         Director, Executive Vice President  October 25, 2000
-------------------------   and Chief Financial Officer
David L. Herzog



/s/ DAVID A. FRAVEL         Director                            October 25, 2000
-------------------------
David A. Fravel



/s/ ROYCE G. IMHOFF, II     Director                            October 25, 2000
-------------------------
Royce G. Imhoff, II



/s/ JOHN V. LAGRASSE        Director                            October 25, 2000
-------------------------
John V. LaGrasse



/s/ THOMAS M. ZUREK         Director                            October 25, 2000
-------------------------
Thomas M. Zurek

EXHIBIT INDEX

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

         (5)    Specimen form of "Platinum Investor III" Variable Universal Life
                Insurance Policy (Policy Form No. 00600).   (Filed herewith)

        (10)(d) Specimen form of supplemental application for variable life insurance issued by AGL on Policy Form No. 00600. (Filed herewith)

        (10)(e) Specimen form of Service Request Form for Home Office. (Filed herewith)


     Other Exhibits

          2(a) Opinion and Consent of Pauletta P. Cohn, Deputy General Counsel of American General Life Companies. (Filed herewith)

          2(b) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

          6     Consent of Independent Auditors.  (Filed herewith)

          7     Powers of Attorney.  (Filed herewith on Signature Pages)